Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222630

ARES REAL ESTATE INCOME TRUST INC.

SUPPLEMENT NO. 5 DATED MARCH 15, 2022

TO THE PROSPECTUS DATED DECEMBER 3, 2021

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Ares Real Estate Income Trust Inc. (f/k/a Black Creek Diversified Property Fund Inc.), dated December 3, 2021 as supplemented by Supplement No. 1 dated December 3, 2021, Supplement No. 2 dated December 15, 2021, Supplement No. 3 dated January 14, 2022 and Supplement No. 4 dated February 14, 2021 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the transaction price for each class of our common stock as of April 1, 2022;
●	the calculation of our February 28, 2022 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	the status of this offering;
●	update on our assets and performance;
●	updated information with respect to our real properties;
●	updated information regarding distributions;
●	updated information regarding redemptions;
●	updated information regarding fees and expenses payable to our Advisor, our Dealer Manager and their affiliates;
●	updated historical company-level expenses;
●	updated certain historical NAV information;
●	updated risk factors;
●	updated experts information;
●	updated information regarding NAV calculation and valuation procedures;
●	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed as part of our Annual Report on Form 10-K for the year ended December 31, 2021;
●	updated information regarding quantitative and qualitative disclosures about market risk; and
●	the consolidated financial statements, notes, and the financial statement schedule included in our Annual Report on Form 10-K for the year ended December 31, 2021.

●             APRIL 1, 2022 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of April 1, 2022 (and redemptions as of March 31, 2022) is as follows:

Share Class	Transaction Price (per share)
Class T	$8.4523
Class S	8.4523
Class D	8.4523
Class I	8.4523
Class E	8.4523

The transaction price for each of our share classes is equal to such class’s NAV per share as of February 28, 2022. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●             FEBRUARY 28, 2022 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at blackcreekgroup.com/investment-solutions/AREIT and is also available on our toll-free, automated telephone line at (888) 310-9352. With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S Inc., a third-party valuation firm, to serve as our independent valuation advisor (“Altus Group” or the “Independent Valuation Advisor”) with respect to providing monthly real property appraisals, reviewing annual third-party real property appraisals, reviewing the internal valuations of debt-related assets and liabilities performed by Black Creek Diversified Property Advisors LLC for periods prior to July 1, 2021 and Ares

Commercial Real Estate Management LLC for periods thereafter (our “Advisor”), helping us administer the valuation and review process for the real properties in our portfolio, and assisting in the development and review of our valuation procedures.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”), which may be or were held directly or indirectly by the Advisor, our former sponsor Black Creek Diversified Property Advisors Group LLC, members or affiliates of the former sponsor, and third parties, and “Aggregate Fund NAV” means the NAV of all the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of February 28, 2022 and January 31, 2022:

	As of
(in thousands)	February 28, 2022	January 31, 2022
Investments in office properties	$572,000	$672,450
Investments in retail properties	850,700	848,050
Investments in residential properties (1)	1,032,550	1,002,350
Investments in industrial properties	1,310,950	1,048,000
Total investment in real estate properties	3,766,200	3,570,850
Investment in unconsolidated joint venture partnership	72,825	70,668
Debt-related investments	106,925	106,528
DST Program Loans	69,737	64,332
Total investments	4,015,687	3,812,378
Cash and cash equivalents	34,750	17,626
Restricted cash	4,258	3,203
Other assets	48,955	52,708
Line of credit, term loans and mortgage notes	(1,403,944)	(1,415,433)
Financing obligations associated with our DST Program	(841,076)	(738,023)
Other liabilities	(51,749)	(45,623)
Accrued performance participation allocation	(6,685)	(2,090)
Accrued advisory fees	(2,396)	(2,204)
Noncontrolling interests in consolidated joint venture partnerships	(1,202)	(1,187)
Aggregate Fund NAV	$1,796,598	$1,681,355
Total Fund Interests outstanding	212,557	203,720

(1)	Residential properties include multi-family and student housing.

The following table sets forth the NAV per Fund Interest as of February 28, 2022 and January 31, 2022:

		Class T	Class S	Class D	Class I	Class E
(in thousands, except per Fund Interest data)	Total	Shares	Shares	Shares	Shares	Shares	OP Units
As of February 28, 2022
Monthly NAV	$1,796,598	$153,929	$329,980	$62,116	$494,517	$470,671	$285,385
Fund Interests outstanding	212,557	18,211	39,040	7,349	58,507	55,686	33,764
NAV Per Fund Interest	$8.4523	$8.4523	$8.4523	$8.4523	$8.4523	$8.4523	$8.4523
As of January 31, 2022
Monthly NAV	$1,681,355	$142,393	$307,017	$58,114	$472,065	$462,868	$238,898
Fund Interests outstanding	203,720	17,253	37,200	7,041	57,197	56,083	28,946
NAV Per Fund Interest	$8.2533	$8.2533	$8.2533	$8.2533	$8.2533	$8.2533	$8.2533

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe the Dealer Manager under the terms of our dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for shares of our common stock. As of February 28, 2022, we estimated approximately $40.7 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on our stockholders’ ability to redeem shares under our share redemption program and our ability to suspend or terminate our share redemption program at any time. Our NAV generally does not consider exit costs (e.g. selling costs and commissions related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold today. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

Our NAV is not a representation, warranty or guarantee that: (i) we would fully realize our NAV upon a sale of our assets; (ii) shares of our common stock would trade at our per share NAV on a national securities exchange; and (iii) a stockholder would be able to realize the per share NAV if such stockholder attempted to sell his or her shares to a third party.

The valuations of our real properties as of February 28, 2022, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties, were provided by the Independent Valuation Advisor in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Office	Retail	Residential	Industrial	Weighted-Average Basis
Exit capitalization rate	6.04%	6.26%	4.76%	4.87%	5.37%
Discount rate / internal rate of return	6.58%	6.87%	5.91%	5.77%	6.21%
Average holding period (years)	9.5	10.0	10.0	10.0	9.9

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties:

Input	Hypothetical Change	Office	Retail	Residential	Industrial	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	3.02%	2.50%	3.70%	3.88%	3.34%
	0.25% increase	(2.78)%	(2.30)%	(3.33)%	(3.50)%	(3.03)%
Discount rate (weighted-average)	0.25% decrease	2.04%	1.90%	2.02%	2.08%	2.01%
	0.25% increase	(1.99)%	(1.85)%	(1.97)%	(2.03)%	(1.96)%

From September 30, 2017 through November 30, 2019, we valued our debt-related investments and real estate-related liabilities generally in accordance with fair value standards under GAAP. Beginning with our valuation for December 31, 2019, our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein), including those subject to interest rate hedges, were valued at par (i.e. at their respective outstanding balances). In addition, because we utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge is treated as one financial instrument which is valued at par if intended to be held to maturity. This policy of valuing at par applies regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes. Notwithstanding, if we acquire an investment and assume associated in-place debt from the seller that is above or below market, then consistent with how we recognize assumed debt for GAAP purposes when acquiring an asset with pre-existing debt in place, the liabilities used in the determination of our NAV will include the market value of such debt based on market value as of the closing date. The associated premium or discount on such debt as of closing that is reflected in our liabilities will then be amortized through loan maturity. Per our valuation policy, the corresponding investment is valued on an unlevered basis for purposes of determining NAV. Accordingly, all else equal, we would not recognize an immediate gain or loss to our NAV upon acquisition of an investment whereby we assume associated pre-existing debt that is above or below market. As of February 28, 2022, we classified all of our debt as intended to be held to maturity, and our liabilities included mark-to-market adjustments for pre-existing debt that we assumed upon acquisition.

●             STATUS OF THIS OFFERING

As of March 1, 2022, we had raised gross proceeds of approximately $730.7 million from the sale of approximately 94.8 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $49.1 million. As of March 1, 2022, approximately $2.3 billion in shares remained available for sale pursuant to this offering, including approximately $450.9 million in shares available for sale through our distribution reinvestment plan.

●             UPDATE ON OUR ASSETS AND PERFORMANCE

As of February 28, 2022, our consolidated investments include 73 real estate properties totaling approximately 15.0 million square feet located in 31 markets throughout the U.S., which were 94.1% leased.

As of February 28, 2022 our leverage ratio was 34.7% (calculated as outstanding principal balance of our borrowings less cash and cash equivalents, divided by the fair value of our real property, net investment in unconsolidated joint venture partnership and debt-related investments not associated with the DST Program, as determined in accordance with our valuation procedures).

The following table sets forth the total shareholder returns for the periods ended February 28, 2022:

	Trailing One-Month (1)	One-Year (Trailing 12-Months)(1)	Since NAV Inception Annualized (1)(2)
Class T Share Total Return (with upfront selling commissions and dealer manager fees) (3)	(0.74)%	12.23%	6.84%
Class T Share Total Return (without upfront selling commissions and dealer manager fees) (3)	2.73	16.15	6.98
Class S Share Total Return (with upfront selling commissions and dealer manager fees) (3)	(0.74)	12.23	6.84
Class S Share Total Return (without upfront selling commissions and dealer manager fees) (3)	2.73	16.15	6.98
Class D Share Total Return (3)	2.78	16.85	7.32
Class I Share Total Return (3)	2.80	17.14	7.73
Class E Share Total Return (3)	2.80	17.14	7.78

(1)	Performance is measured by total return, which includes income and appreciation (i.e., distributions and changes in NAV) and is a compound rate of return that assumes reinvestment of all distributions for the respective time period, and excludes upfront selling commissions and dealer manager fees paid by investors, except for returns noted “with upfront selling commissions and dealer manager fees” (“Total Return”). Past performance is not a guarantee of future results. Current performance may be higher or lower than the performance data quoted.
(2)	NAV inception was September 30, 2012, which is when we first sold shares of our common stock after converting to an NAV-based REIT on July 12, 2012. Investors in our fixed price offerings prior to NAV inception on September 30, 2012 are likely to have a lower return.
(3)	The Total Returns presented are based on actual NAVs at which shareholders transacted, calculated pursuant to our valuation procedures. From NAV inception to November 30, 2019, these NAVs reflected mark-to-market adjustments on our borrowing-related interest rate hedge positions; and from September 1, 2017 to November 30, 2019, these NAVs also reflected mark-to-market adjustments on our borrowing-related debt instruments. Prior to September 1, 2017, our valuation policies dictated marking borrowing-related debt instruments to par except in certain circumstances; therefore, we did not formally track mark-to-market adjustments on our borrowing-related debt instruments during such time.

●             REAL PROPERTIES

As of December 31, 2021, our consolidated real property portfolio consisted of 67 properties, totaling approximately 13.6 million square feet located in 31 markets throughout the U.S. We also owned 26 properties through our unconsolidated joint venture partnerships as of December 31, 2021. Unless otherwise noted, these properties are excluded from the presentation of our portfolio data herein.

As used herein, the term “commercial” refers to our office, retail and industrial properties or customers, as applicable.

Portfolio Overview. We currently operate in four reportable segments: office, retail, residential, and industrial. The following table summarizes our real property portfolio by segment as of December 31, 2021:

					Average
				% of Total	Effective Annual			% of
($ and square feet in thousands,	Number of	Number of	Rentable	Rentable	Base Rent per	%	Aggregate	Aggregate
except for per square foot data)	Markets (1)	Real Properties	Square Feet	Square Feet	Square Foot (2)	Leased	Fair Value	Fair Value
Office properties	7	7	1,717	12.6%	$34.91	81.7%	$668,700	19.4%
Retail properties	9	24	3,032	22.3	18.62	94.7	890,700	25.8
Residential properties	5	7	2,141	15.7	27.94	92.6	907,000	26.3
Industrial properties	21	29	6,714	49.4	5.99	98.5	983,700	28.5
Total real property portfolio	31	67	13,604	100.0%	$15.25	94.6%	$3,450,100	100.0%

(1)

Reflects the number of unique markets by segment and in total. As such, the total number of markets does not equal the sum of the number of markets by segment as certain segments are located in the same market.

(2)

Amount calculated as total annualized base rent, which includes the impact of any contractual tenant concessions (cash basis) per the terms of the lease, divided by total lease square footage as of December 31, 2021.

Acquisitions. During the year ended December 31, 2021, we acquired 12 industrial properties comprising 1.9 million square feet for an aggregate contractual purchase price of $375.9 million, three residential properties comprising 0.9 million square feet for an aggregate contractual purchase price of $465.3 million and one grocery-anchored retail property comprising 0.3 million square feet for a contractual purchase price of $50.0 million.

As of the date of this Supplement, and subsequent to December 31, 2021, we acquired (excluding properties related to our DST Program), seven industrial properties and one residential property for a combined contractual purchase price of approximately $369.5 million.

Dispositions. During the year ended December 31, 2021, we sold three retail properties, one industrial property, and two office properties for net proceeds of approximately $223.8 million. We recorded a net gain on sale of approximately $77.9 million.

As of the date of this Supplement, and subsequent to December 31, 2021, we sold one retail property and one office property, both of which were classified as held for sale as of December 31, 2021, to unrelated third parties for a combined contractual sale price of $150.0 million. Our accounting basis (net of accumulated depreciation and amortization) for these real estate properties as of the closing dates was approximately $101.0 million.

Market Diversification. The following table summarizes certain operating metrics of our real property portfolio by market and by segment as of December 31, 2021:

28
			% of Gross		% of Total
	Number of	Investment in	Investment	Rentable	Rentable	% Leased
($ and square feet in thousands)	Properties	Real Estate Properties	Amount	Square Feet	Square Feet	(1)
Office properties:
Northern New Jersey	1	$254,098	7.9%	601	4.4%	80.9%
Denver, CO	1	95,720	3.0	264	1.9	91.3
Austin, TX	1	78,199	2.4	273	2.0	94.9
Washington, DC	1	77,121	2.4	132	1.0	39.4
Philadelphia, PA	1	52,167	1.6	174	1.3	57.5
Dallas, TX	1	43,525	1.4	165	1.2	94.5
Minneapolis/St. Paul, MN	1	29,528	0.9	108	0.8	100.0
Total office properties	7	630,358	19.6	1,717	12.6	81.7
Retail properties:
Greater Boston	15	387,947	12.1	1,447	10.7	95.0
South Florida	2	108,312	3.4	206	1.5	95.6
Washington, DC	1	67,224	2.1	233	1.7	100.0
Northern New Jersey	1	65,827	2.1	226	1.7	92.9
Atlanta, GA	1	56,397	1.8	328	2.4	95.7
Birmingham, AL	1	44,165	1.4	193	1.4	91.2
Raleigh, NC	1	43,344	1.4	125	0.9	80.0
San Antonio, TX	1	42,546	1.3	174	1.3	100.0
Tulsa, OK	1	35,885	1.1	100	0.7	92.1
Total retail properties	24	851,647	26.7	3,032	22.3	94.7
Residential properties:
Central Florida	3	435,202	13.6	957	7.0	88.1
Tucson, AZ	1	128,665	4.0	204	1.5	96.1
Atlanta, GA	1	117,546	3.7	356	2.6	94.1
Washington, DC	1	95,984	3.0	288	2.1	96.5
South Florida	1	80,841	2.5	336	2.5	98.2
Total residential properties (2,273 units)	7	858,238	26.8	2,141	15.7	92.6
Industrial properties:
East Bay, CA	3	166,410	5.2	613	4.5	85.8
Indianapolis, IN	3	81,025	2.5	966	7.1	100.0
Reno, NV	1	68,670	2.1	723	5.3	100.0
Atlanta, GA	1	64,704	2.0	798	5.9	100.0
Salt Lake City, UT	1	63,753	2.0	438	3.2	100.0
Lehigh Valley, PA	1	50,171	1.6	291	2.1	100.0
Phoenix, AZ	2	46,089	1.4	240	1.8	100.0
Houston, TX	1	39,116	1.2	352	2.6	100.0
Orange County, CA	1	35,002	1.1	105	0.8	100.0
San Antonio, TX	2	34,516	1.1	404	3.0	100.0
Las Vegas, NV	2	33,480	1.0	276	2.0	100.0
San Diego, CA	1	25,075	0.8	136	1.0	100.0
Northern New Jersey	2	24,025	0.8	148	1.1	100.0
Long Island, NY	1	21,215	0.7	107	0.8	100.0
Dallas, TX	1	19,602	0.6	230	1.7	100.0
Louisville, KY	1	19,242	0.6	235	1.7	100.0
Philadelphia, PA	1	19,105	0.6	171	1.3	92.4
Cincinnati, OH	1	18,759	0.6	218	1.6	100.0
Portland, OR	1	15,132	0.5	123	0.9	100.0
Chicago, IL	1	9,455	0.3	110	0.8	100.0
Washington, DC	1	5,327	0.2	30	0.2	100.0
Total industrial properties	29	859,873	26.9	6,714	49.4	98.5
Total real property portfolio	67	$3,200,116	100.0%	13,604	100.0%	94.6%

(1)	Percentage leased is based on executed leases as of December 31, 2021.

Lease Terms. Commercial lease terms typically range from one to 10 years, and often include renewal options. Most of our commercial leases include fixed rental increases or Consumer Price Index-based rental increases and are not based on the income or profits of any person. The majority of our residential leases expire within 12 months.

Lease Expirations. As of December 31, 2021, the weighted-average remaining term of our total leased commercial portfolio was approximately 5.2 years based on annualized base rent and 5.0 years based on leased square footage, excluding renewal options. The following table summarizes the lease expirations at our commercial properties for leases in place as of December 31, 2021, without giving effect to the exercise of renewal options or termination rights, if any. The table excludes our residential properties as substantially all leases at such properties expire within 12 months.

	Number of		% of Total		% of Total
	Commercial	Annualized Base	Annualized Base	Leased	Leased Square
($ and square feet in thousands)	Leases	Rent (1)	Rent (1)	Square Feet	Feet
2022	91	$12,090	8.7%	790	7.3%
2023	91	21,193	15.2	1,133	10.5
2024	70	9,575	6.9	784	7.3
2025	65	19,751	14.1	1,461	13.5
2026	66	16,052	11.5	1,915	17.7
2027	47	16,803	12.0	1,756	16.3
2028	33	6,306	4.5	391	3.6
2029	25	8,422	6.0	1,017	9.4
2030	23	8,363	6.0	369	3.4
2031	18	5,726	4.1	625	5.8
Thereafter	25	15,341	11.0	560	5.2
Total leased	554	$139,622	100.0%	10,801	100.0%

(1)	Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of December 31, 2021, multiplied by 12.

Customer Diversification. We believe that the customer base that occupies our real property portfolio is generally stable and well-diversified. As of December 31, 2021, there were no customers that represented more than 10.0% of total annualized base rent or more than 10.0% of total leased square feet. The following table reflects our 10 largest customers, based on annualized base rent, as of December 31, 2021:

			% of Total		% of Total
	Number of	Annualized	Annualized	Leased	Leased Square
($ and square feet in thousands)	Locations (1)	Base Rent (2)	Base Rent (2)	Square Feet	Feet
Stop & Shop	10	$10,910	5.6%	637	5.0%
Mizuho Bank Ltd.	1	4,727	2.4	119	0.9
FedEx	2	3,875	2.0	999	7.8
Amazon.com / Whole Foods	3	3,182	1.6	422	3.3
Home Depot	1	2,964	1.5	102	0.8
Alliant Techsystems, Inc.	1	2,685	1.4	107	0.8
Deloitte LLP	1	2,578	1.3	62	0.5
Apple, Inc.	1	2,523	1.3	94	0.7
Shaw's Supermarket	2	2,448	1.3	135	1.1
Best Buy Stores	2	2,354	1.2	153	1.2
Total	24	$38,246	19.6%	2,830	22.1%

(1)	Reflects the number of properties for which the customer has at least one lease in-place.
(2)	Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of December 31, 2021, multiplied by 12.

The majority of our customers do not have a public corporate credit rating. We evaluate creditworthiness and financial strength of prospective commercial customers based on financial, operating and business plan information that such prospective customers provide to us, as well as other market, industry, and economic information that is generally publicly available. As a result of this assessment, we may require that the customers enhance their credit by providing us with security deposits, letters of credit from established financial institutions, or personal or corporate guarantees. Customer creditworthiness often influences the amount of upfront tenant improvements, lease incentives, concessions or other leasing costs. We evaluate creditworthiness of our residential customers based on standard market practice, which includes credit checks.

Industry Diversification. We intend to maintain a well-diversified mix of customers to limit our exposure to any single customer or industry. Our diversified investment strategy inherently provides for customer diversity, and we continue to monitor our exposure relative to our larger customer industry sectors. The following table reflects the 10 largest industry concentrations within our portfolio, based on annualized base rent, as of December 31, 2021 and assumes that our residential investments are not concentrated within any specific industry:

			% of Total		% of Total
	Number of	Annualized	Annualized Base	Leased Square	Leased Square
($ and square feet in thousands)	Leases	Base Rent (1)	Rent	Feet	Feet
Supermarket	23	$19,026	9.8%	1,224	9.6%
Financial	33	15,225	7.8	385	3.0
Professional Services	66	11,038	5.7	311	2.4
Food & Beverage	80	8,643	4.4	342	2.7
Computer / Electronics	18	6,142	3.2	305	2.4
Healthcare Services	52	5,680	2.9	192	1.5
Post & Courier Services	9	5,452	2.8	1,169	9.1
Apparel / Clothing	18	5,298	2.7	632	4.9
Software / Technology	11	5,290	2.7	118	0.9
Storage / Warehousing	8	4,938	2.5	1,090	8.5
Total	318	$86,732	44.5%	5,768	45.0%

(1)	Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of December 31, 2021, multiplied by 12.

DST Program and DST Program Loans. During the years ended December 31, 2021 and 2020, we incurred rent obligations of approximately $28.4 million and $19.4 million, respectively, under our master lease agreements in the DST Program. Additionally, during the years ended December 31, 2021 and 2020, 15.0 million OP Units and 3.8 million OP Units, respectively, were issued in exchange for DST Interests for a net investment of $115.7 million and $28.3 million in accordance with our UPREIT structure. As of December 31, 2021 and 2020, we also had 96 and 60 DST Program Loans, respectively, with a combined carrying value of $62.1 million and $45.2 million, respectively, and a weighted-average interest rate of 3.98% and 3.96%, respectively, and a weighted-average maturity of 8.9 years and 9.1 years, respectively, related to the DST Program. Refer to “Note 7 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for additional detail regarding the DST Program.

Debt Obligations. Our consolidated indebtedness is currently comprised of borrowings under our line of credit, term loans and mortgage notes. As of December 31, 2021, we had approximately $1.4 billion of consolidated indebtedness with a weighted-average interest rate of 2.78%, which includes the effects of the interest rate swap agreements. The weighted-average remaining term of our consolidated debt as of December 31, 2021 was 4.9 years, excluding the impact of certain extension options. The total gross book value of properties encumbered by our consolidated debt as of December 31, 2021 was approximately $981.9 million. See “Note 6 to the Consolidated Financial Statements” and “Schedule III—Real Estate and Accumulated Depreciation” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for additional information.

In July 2017, the Financial Conduct Authority (“FCA”) that regulates LIBOR announced it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. As a result, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee (“ARRC”), which identified the Secured Overnight Financing Rate ("SOFR") as its preferred alternative rate for LIBOR in derivatives and other financial contracts. We are not able to predict when LIBOR will cease to be available or when there will be sufficient liquidity in the SOFR markets. Any changes adopted by the FCA or other governing bodies in the method used for determining LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR. If that were to occur, our interest payments could change. In addition, uncertainty about the extent and manner of future changes may result in interest rates and/or payments that are higher or lower than if LIBOR were to remain available in its current form.

LIBOR is expected to be phased out or modified by June 2023. As of December 31, 2021, our line of credit, term loans and mortgage notes are our only consolidated indebtedness with initial or extended maturity dates beyond 2023 that have exposure to LIBOR. The agreements governing these loans provide procedures for determining a replacement or alternative base rate in the event that LIBOR is discontinued. However, there can be no assurances as to whether such replacement or alternative base rate will be more or less favorable than LIBOR. We intend to monitor the developments with respect to the potential phasing out of LIBOR after 2023 and work with our lenders to seek to ensure any transition away from LIBOR will have minimal impact on our financial condition, but can provide no assurances regarding the impact of the discontinuation of LIBOR.

●             DISTRIBUTIONS

From January 31, 2020 through March 31, 2022, our board of directors authorized a monthly distribution rate of $0.03125 per share of common stock, subject to adjustment for class-specific fees. Our board of directors reserves the right to revisit this distribution level during the quarter with respect to record dates that have not yet passed. The distributions were paid, or will be paid, on or about the last business day of each respective month to stockholders of record as of the close of business on the last business day of each respective month.

Refer to the section of this Supplement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for detail regarding our distributions.

●             REDEMPTIONS

Below is a summary of redemptions and repurchases pursuant to our share redemption program for the years ended December 31, 2021 and 2020. Our board of directors may modify, suspend or terminate our current share redemption programs if it deems such action to be in the best interest of our stockholders.

	For the Year Ended December 31,
(in thousands, except for per share data)	2021	2020
Number of shares requested for redemption or repurchase	8,784	14,071
Number of shares redeemed or repurchased	8,784	14,071
% of shares requested that were redeemed or repurchased	100.0%	100.0%
Average redemption or repurchase price per share	$7.65	$7.50

For the years ended December 31, 2021 and 2020, we received and redeemed in full eligible redemption requests for an aggregate amount of approximately $67.2 million and $105.6 million, respectively, which we redeemed using cash flows from operating activities in excess of our distributions paid in cash, cash on hand, proceeds from our public offerings, proceeds from the disposition of properties, and borrowings under our revolving line of credit. We generally repay funds borrowed from our revolving line of credit from a variety of sources including: cash flows from operating activities in excess of our distributions; proceeds from our public offerings; proceeds from the disposition of properties; and other longer-term borrowings.

●             FEES AND EXPENSES PAYABLE TO OUR ADVISOR, OUR DEALER MANAGER AND THEIR AFFILIATES

The table below summarizes the fees and expenses incurred by us for services provided by the Advisor and its affiliates, and by the Dealer Manager related to the services the Dealer Manager provided in connection with our public offerings and any related amounts payable. Refer to the section of the Prospectus entitled “The Advisor and the Advisory Agreement—Summary of Fees, Commissions and Reimbursements” for more information regarding these fees and expenses.

	For the Year Ended December 31,		Payable as of December 31,
(in thousands)	2021	2020	2021	2020
Selling commissions and dealer manager fees (1)	$2,977	$1,498	$—	$—
Ongoing distribution fees (1)(2)	2,974	2,024	394	188
Advisory fees - fixed component	21,433	17,211	2,094	1,547
Performance participation allocation	15,327	4,608	15,327	4,608
Other expense reimbursements—Advisor (3)(4)	11,070	10,002	1,443	2,112
Other expense reimbursements—Dealer Manager	376	516	—	—
DST Program selling commissions, dealer manager and distribution fees (1)	9,871	4,097	219	—
Other DST Program related costs—Advisor (3)	6,229	4,085	87	—
Total	$70,257	$44,041	$19,564	$8,455

(1)	All or a portion of these amounts will be retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers.
(2)	The distribution fees are payable monthly in arrears. Additionally, we accrue for future estimated amounts payable related to ongoing distribution fees. The future estimated amounts payable of approximately $34.1 million and $15.5 million as of December 31, 2021 and 2020, respectively, are included in other liabilities on the consolidated balance sheets.
(3)	Includes costs reimbursed to the Advisor related to the DST Program.
(4)	Other expense reimbursements include certain expenses incurred for organization and offering, acquisition and general administrative services provided to us under the advisory agreement, including, but not limited to, certain expenses described after this footnote, allocated rent paid to both third parties and affiliates of our Advisor, equipment, utilities, insurance, travel and entertainment.

Certain of the expense reimbursements described in the table above include a portion of the compensation expenses of officers and employees of the Advisor or its affiliates related to activities for which the Advisor did not otherwise receive a separate fee. Amounts incurred related to these compensation expenses for the years ended December 31, 2021 and 2020 were approximately $9.8 million and $8.0 million, respectively. No reimbursement is made for compensation of our named executive officers unless the named executive officer is providing stockholder services, as outlined in the advisory agreement.

●             HISTORICAL COMPANY-LEVEL EXPENSES

During the years ended December 31, 2021 and 2020, we incurred certain company-level expenses at an annualized rate equal to approximately 3.83% and 2.90%, respectively, of our average NAV over the respective periods. Such company-level expenses comprised (i) an advisory fee equal to an annualized 2.74% and 1.89%, respectively, of our average NAV over the respective periods, which included a performance fee of 1.14% and 0.40% for the years ended December 31, 2021 and 2020, (ii) general and administrative expenses equal to an annualized 0.85% and 0.75%, respectively, of our average NAV over the respective periods and (iii) organizational and offering costs equal to an annualized 0.24% and 0.26%, respectively, of our average NAV over the respective periods. Said differently, for each $1,000 in net proceeds that we received from the sale of shares after deducting upfront fees and commissions, we incurred approximately $38 and $29 in these company-level expenses during 2021 and 2020, respectively. For these purposes, organizational and offering costs do not include costs associated with raising capital under our DST Program. We defer these costs and amortize them to interest expense over the expected term of the master lease with third-party investors.

The information above should not be considered a representation of future company-level expenses, which are dependent on a number of factors, including but not limited to our performance which affects the performance fee that we pay. From time to time we may change the fees and expense reimbursements we pay to our Advisor and Dealer Manager. For example, in connection with the Restructuring on September 1, 2017, we revised certain fees and expense reimbursements payable to our Advisor and Dealer Manager. In addition, investors in this offering may also be subject to upfront selling commissions and dealer manager fees, and ongoing distribution fees.  Furthermore, we incur other investment-related expenses not included in the paragraph above such as, but not limited to, interest expense from borrowings and investment and property-level expenses (e.g. real estate taxes, property insurance and other real estate operating expenses).  See “The Advisor and the Advisory Agreement-Summary of Fees, Commissions and Reimbursements” in the Prospectus for a more detailed explanation of the fees and expenses payable to the Advisor and its affiliates.

●             CERTAIN HISTORICAL NAV INFORMATION

The following table shows our NAV per share at the end of each quarter during 2021:

Date	Class T	Class S	Class D	Class I	Class E
March 31, 2021	$7.59	$7.59	$7.59	$7.59	$7.59
June 30, 2021	$7.66	$7.66	$7.66	$7.66	$7.66
September 30, 2021	$7.83	$7.83	$7.83	$7.83	$7.83
December 31, 2021	$8.17	$8.17	$8.17	$8.17	$8.17

Our share sales and redemptions are made based on the applicable NAV per share carried out to four decimal places. Our most recent NAV per share for each class is (i) posted on our website, blackcreekgroup.com/investment-solutions/AREIT, and (ii) made available on our toll-free, automated telephone line, (888) 310-9352. In addition, we will disclose in a prospectus or prospectus supplement filed with the Commission the principal valuation components of our monthly NAV calculations.

●             RISK FACTORS

The following risk factors supplement the risk factors and/or supersede and replace the similar risk factors contained in the Prospectus and all similar disclosure in the Prospectus:

Investments in other REITs and real estate partnerships could subject us to the tax risks associated with the tax status of such entities.

We may invest in the securities of other REITs and real estate partnerships. Such investments are subject to the risk that any such REIT or partnership may fail to satisfy the requirements to qualify as a REIT or a partnership, as the case may be, in any given taxable year. In the case of a REIT, such failure would subject such entity to taxation as a corporation, may require such REIT to incur indebtedness to pay its tax liabilities, may reduce its ability to make distributions to us, and may render it ineligible to elect REIT status prior to the fifth taxable year following the year in which it fails to so qualify. In the case of a partnership, such failure could subject such partnership to an entity level tax and reduce the entity’s ability to make distributions to us. In addition, such failures could, depending on the circumstances, jeopardize our ability to qualify as a REIT because we may then own more than 10% of the securities of an issuer that was neither a REIT, a qualified REIT subsidiary nor a taxable REIT subsidiary.

Our ownership of and relationship with our taxable REIT subsidiaries will be limited and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more taxable REIT subsidiaries. A taxable REIT subsidiary may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. A corporation of which a taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a taxable REIT subsidiary. Overall, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more taxable REIT subsidiaries. A domestic taxable REIT subsidiary will pay federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a taxable REIT subsidiary and its parent REIT that are not conducted on an arm’s-length basis. We cannot assure our stockholders that we will be able to comply with the 20% value limitation on ownership of taxable REIT subsidiary stock and securities on an ongoing basis so as to maintain REIT status or to avoid application of the 100% excise tax imposed on certain non-arm’s length transactions.

Terrorist attacks and other acts of violence, civilian unrest, military conflict or war may affect the markets in which we operate, our operations and our profitability.

Terrorist attacks and other acts of violence, civilian unrest, military conflict or war may negatively affect our operations and your investment. We may acquire real estate assets located in areas that are susceptible to attack. In addition, any kind of terrorist activity or violent criminal acts, including terrorist acts against public institutions or buildings or modes of public transportation (including airlines, trains or buses) could have a negative effect on our business. These events may directly impact the value of our assets through damage, destruction, loss or increased security costs. Although we may obtain terrorism insurance, we may not be able to obtain sufficient coverage to fund any losses we may incur. Risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Further, certain losses resulting from these types of events are uninsurable or not insurable at reasonable costs.

More generally, any terrorist attack, other act of violence or war, including military conflicts, such as the escalating conflict between Russia and Ukraine, could result in increased volatility in, or damage to, the worldwide financial markets and economy. This risk may be magnified in the case of the conflict between Russia and Ukraine, due to the significant sanctions and other restrictive actions taken against Russia by the U.S. and other countries in response to Russia’s February 2022 invasion of Ukraine, as well as the cessation of all business in Russia by many global companies. Increased economic volatility and trade restrictions could adversely affect our customers’ ability to pay rent on their leases or our ability to borrow money or issue capital stock at acceptable prices and have a material adverse effect on our financial condition, results of operations and ability to pay distributions to you.

A prolonged national or world-wide economic downturn or volatile capital market conditions could harm our operations, cash flows and financial condition and lower returns to our stockholders.

Disruptions in the capital and credit markets could adversely affect our ability to obtain financing, or, when available, to obtain such financing on reasonable terms, which could negatively impact our ability to implement our investment strategy.

If these disruptions in the capital and credit markets should occur as a result of, among other factors, military conflict, including the escalating conflict between Russia and Ukraine, changing regulation, changes in trade agreements, reduced alternatives or failures of significant financial institutions, our access to liquidity could be significantly impacted. Prolonged disruptions could result in us taking measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs could be arranged. Such measures could include deferring investments, reducing or eliminating the number of shares redeemed under our share redemption program and reducing or eliminating distributions we make to our stockholders.

We believe the risks associated with our business are more severe during periods of economic downturn if these periods are accompanied by declining values in real estate. For example, a prolonged economic downturn could negatively impact our property investments as a result of increased customer delinquencies and/or defaults under our leases, generally lower demand for rentable space, potential oversupply of rentable space leading to increased concessions, and/or tenant improvement expenditures, or reduced rental rates to maintain occupancies. Our operations could be negatively affected to a greater extent if an economic downturn occurs, is prolonged or becomes more severe, which could significantly harm our revenues, results of operations, financial condition, liquidity, business prospects and our ability to make distributions to our stockholders.

●             EXPERTS

The accompanying consolidated balance sheets of Ares Real Estate Income Trust Inc. and subsidiaries as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes and financial statement schedule III, have been included in this Supplement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

●NET ASSET VALUE CALCULATION AND VALUATION PROCEDURES

The statements included in this Supplement under “February 28, 2022 NAV Per Share,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in real estate valuations.

Our board of directors amended our Net Asset Value Calculation and Valuation Procedures, which we refer to as our valuation procedures, effective as of February 28, 2022, in order to, among other things, clarify certain of the procedures followed in the calculation of our NAV. Set forth below are updates to the “Net Asset Value Calculation and Valuation Procedures” section of the Prospectus, reflecting the amended valuation procedures.

1. The following supersedes and replaces the second paragraph under the caption “Real Property Assets” on page 168 of the Prospectus in the section titled “Net Asset Value Calculation and Valuation Procedures—Valuation of Consolidated Assets and Liabilities:”

Excluding real properties that are bought or sold during a given calendar year, each real property is appraised by a Third-Party Appraisal Firm at least once per calendar year and such appraisal is reviewed by the Advisor and our Independent Valuation Advisor. We seek to schedule the appraisals by Third-Party Appraisal Firms evenly throughout the calendar year, such that an approximately equal portion of the real properties in our portfolio are appraised by a Third-Party Appraisal Firm each month, although we may have more or fewer appraisals in an individual month. In its review, our Independent Valuation Advisor, will provide an opinion as to the reasonableness of each appraisal report from Third-Party Appraisal Firms as well as provide a second, independent appraisal as part of its regular monthly appraisal duties, as described below. Valuation discrepancies between the appraisal provided by the Third-Party Appraisal Firm and the appraisal provided by our Independent Valuation Advisor are subject to our valuation dispute resolution procedures. Under these procedures, if the Third-Party Appraisal Firm and our Independent Valuation Advisor are unable to reconcile the key differences between the two appraisals, we will use the appraisal from our Independent Valuation Advisor in the calculation of our NAV until a new appraisal from a different Third-Party Appraisal Firm is obtained, reviewed for reasonableness by the Independent Valuation Advisor and used as the appraised value.

2. The following supersedes and replaces the second, third and fourth paragraphs under the caption “Real Estate-Related Assets and Other Assets” on page 170 of the Prospectus in the section titled “Net Asset Value Calculation and Valuation Procedures—Valuation of Consolidated Assets and Liabilities:”

Other assets also include individual investments in mortgages, mortgage participations, mezzanine loans (collectively, “Loan Assets”), and loans associated with our DST Program (as described under the “Valuation of Assets and Liabilities Associated with the DST Program” heading below) that are included in our determination of NAV at estimated fair value using widely accepted valuation methodologies.

Pursuant to our valuation procedures, our board of directors, including a majority of our independent directors, approves the pricing sources of our Real Estate-Related Assets and other assets. In general, these sources are third parties other than our Advisor. However, we may utilize the Advisor or an Ares affiliate as a pricing source if the asset is not considered material to the Company or there are no other pricing sources reasonably available, and provided that our board of directors, including a majority of our independent directors, must approve the initial valuation performed by our Advisor and any subsequent material adjustments made by our Advisor.

The Independent Valuation Advisor provides the monthly valuations of Loan Assets. The Independent Valuation Advisor generally does not act as the third-party pricing source for the remaining other assets described in this section, although it may, under certain circumstances, be engaged to do so.

3. The following supersedes and replaces the content under the caption “Liabilities—Property-Level Mortgages, Corporate-Level Credit Facilities and Interest Rate Hedges” on page 171 of the Prospectus in the section titled “Net Asset Value Calculation and Valuation Procedures—Valuation of Consolidated Assets and Liabilities:”

Our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity, including those subject to interest rates hedges, are valued at par (i.e. at their respective outstanding balances) by the Advisor. Because we often utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge are treated as one financial instrument which are valued at par if intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein). This policy of valuing at par will apply regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes. Notwithstanding, if we acquire an investment and assume associated in-place debt from the seller that is above or below market, then consistent with how we recognize assumed debt for GAAP purposes when acquiring an asset with pre-existing debt in place, the liabilities used in the determination of our NAV will include the market value of such debt. The associated premium or discount on such debt as of closing that is reflected in our liabilities will then be amortized through loan maturity. Per the real property valuation policy described above, the corresponding investment is valued on an unlevered basis for purposes of determining NAV. Accordingly, all else equal, we would not recognize an immediate gain or loss to our NAV upon acquisition of an investment whereby we assume associated pre-existing debt that is above or below market.

Our property-level mortgages and corporate-level credit facilities that are not intended to be held to maturity (in conjunction with any associated interest rate hedges that are not intended to be held to maturity) are fair valued by the Advisor using widely accepted valuation methodologies based on information provided by various qualified third-party valuation experts and data sources. Our Independent Valuation Advisor will review the Advisor’s fair value estimates for the property-level mortgages and corporate-level credit facilities that are not intended to be held to maturity, excluding any impacts from interest rate hedges.

Estimated prepayment penalties will not factor into the valuation of our debt unless an interest rate hedge is definitively not intended to be held to maturity, in which case a hedge mark to market adjustment will be made at such time using a third-party pricing source.

Debt that is not intended to be held to maturity means any property-level mortgages that we definitively intend to prepay in association with any asset considered as held-for-sale from a GAAP perspective, other property-level mortgages or corporate-level credit facilities that we definitively intend to prepay, or any interest rate hedge that we definitively intend to terminate.

In addition, for non-recourse mortgages and interest rate hedges, the combined value of the net liability for each mortgage and associated interest rate hedge is limited to the value of the underlying asset(s), so as to not make the equity of such asset(s) less than zero.

Costs and expenses incurred to secure financings are amortized over the life of the applicable loan. Unless costs can be specifically identified, we allocate the financing costs and expenses incurred with obtaining multiple loans that are not directly related to any single loan among the applicable loans, generally pro rata based on the amount of proceeds from each loan.

4. The following supersedes and replaces the second paragraph under the caption “Valuation of Assets and Liabilities Associated with the DST Program” on page 172 of the Prospectus in the section titled “Net Asset Value Calculation and Valuation Procedures—Valuation of Consolidated Assets and Liabilities:”

Due to our continuing involvement with the DST Properties through the master lease arrangements and the FMV Options, we will include DST Properties in our determination of NAV at fair market value in the same manner as described under “Real Property” above. In addition, the cash received by us or a DST Investor Loan made by us in exchange for the sale of interests in a DST Property will be valued as assets and shall initially equal the value of the real property subject to the master lease, which will be valued as a liability. Accordingly, the sale of interests in a DST Property has no initial net effect to our NAV. Thereafter, our Independent Valuation Advisor will value the real property subject to the master lease liability quarterly using a discounted cash flow methodology, and the Advisor may value the real property subject to master lease liability for purposes of determining our NAV in interim months. Therefore, any differences between the fair value of the underlying real property and the fair value of the real property subject to the master lease obligations will accrue into our NAV not less frequently than quarterly. The Advisor will value any loan assets used to purchase interests in the DST Program using widely accepted methodologies for determining fair values for debt assets and debt liabilities, with such values reviewed for reasonableness by our Independent Valuation Advisor.

5. The following supersedes and replaces the content under the caption “Estimated NAV of Unconsolidated Investments” on pages 172 of the Prospectus in the section titled “Net Asset Value Calculation and Valuation Procedures—Valuation of Consolidated Assets and Liabilities:”

Excluding real properties that are bought or sold during a given calendar year, each real property held through a joint venture or partnership that is considered an unconsolidated investment will be appraised by a Third-Party Appraisal Firm at least once per calendar year for purposes of determining our NAV. For valuations during interim periods, either the Advisor will determine the estimated fair value of the real properties owned by unconsolidated affiliates or we will utilize interim valuations determined pursuant to valuation policies and procedures for such joint ventures or partnerships. The Advisor will also determine on a monthly basis the fair value of any other applicable assets and liabilities of the joint venture using similar practices that we utilize for our consolidated portfolio.

Once the associated fair values of assets and liabilities are determined, the value of our interest in any joint venture or partnership is then determined by using a hypothetical liquidation calculation based on our ownership percentage of the joint venture or partnership’s estimated NAV. If deemed an appropriate alternative to fair valuing applicable assets and liabilities individually, unconsolidated assets and liabilities held in a joint venture or partnership that acquires multiple real properties over time may be valued as a single investment. The value of our interest in any joint venture or partnership that is a minority interest or is restricted as to salability or transferability may reflect or be adjusted for a minority or liquidity discount. In determining the amount of such discount, consideration may be given to a variety of factors, including, without limitation, the nature and length of such restriction.

Our Independent Valuation Advisor is generally not responsible for providing monthly appraisals of unconsolidated real properties, reviewing third-party appraisals of unconsolidated real properties, or valuing our unconsolidated investments per these valuation procedures; however, it may be engaged to do so.

●             MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

General

Ares Real Estate Income Trust Inc. is a NAV-based perpetual life REIT that was formed on April 11, 2005, as a Maryland corporation. We are primarily focused on investing in and operating a diverse portfolio of real property. As of December 31, 2021, our consolidated real property portfolio consisted of 67 properties, which includes two properties classified as held for sale, totaling approximately 13.6 million square feet located in 31 markets throughout the U.S.

We have operated and elected to be treated as a REIT for U.S. federal income tax purposes, commencing with the taxable year ended December 31, 2006, and we intend to continue to operate in accordance with the requirements for qualification as a REIT. We utilize an UPREIT organizational structure to hold all or substantially all of our assets through the Operating Partnership.

As a NAV-based perpetual life REIT, we intend to conduct ongoing public primary offerings of our common stock on a perpetual basis. We also intend to conduct an ongoing distribution reinvestment plan offering for our stockholders to reinvest distributions in our shares. From time to time, we intend to file new registration statements on Form S-11 with the SEC to register additional shares of common stock so that we may continuously offer shares of common stock pursuant to Rule 415 under the Securities Act. During 2021, we raised $251.5 million of gross proceeds from the sale of common stock in our ongoing public primary offerings and $23.2 million from the sale of common stock under our distribution reinvestment plan. See “Note 10 to the Consolidated Financial Statements” in Item 8, “Financial Statements and Supplementary Data” for more information about our public offerings.

Additionally, we have a program to raise capital through private placement offerings by selling beneficial interests in specific Delaware statutory trusts holding real properties (the “DST Program”). These private placement offerings are exempt from registration requirements pursuant to Section 4(a)(2) of the Securities Act. We anticipate that these interests may serve as replacement properties for investors seeking to complete like-kind exchange transactions under Section 1031 of the Code. Similar to our prior private placement offerings, we expect that the DST Program will give us the opportunity to expand and diversify our capital raise strategies by offering what we believe to be an attractive and unique investment product for investors that may be seeking replacement properties to complete like-kind exchange transactions under Section 1031 of the Code. We also make loans (the “DST Program Loans” and, each individually, a “DST Program Loan”) to finance a portion of the sale of DST interests to certain purchasers of the interests in the Delaware statutory trusts to finance no more than 50% of the purchase price payable upon their acquisition of such interests. During 2021, we sold $292.7 million of gross interests related to the DST Program, $26.0 million of which were financed by DST Program Loans. See “Note 7 to the Consolidated Financial Statements” in Item 8, “Financial Statements and Supplementary Data” for additional detail regarding the DST Program.

We currently operate in four reportable segments: office, retail, residential and industrial. The following table summarizes our real property portfolio (including properties classified as held for sale) by segment as of December 31, 2021:

					Average
				% of Total	Effective Annual			% of
($ and square feet in thousands,	Number of	Number of	Rentable	Rentable	Base Rent per	%	Aggregate	Aggregate
except for per square foot data)	Markets (1)	Real Properties	Square Feet	Square Feet	Square Foot (2)	Leased	Fair Value	Fair Value
Office properties	7	7	1,717	12.6%	$34.91	81.7%	$668,700	19.4%
Retail properties	9	24	3,032	22.3	18.62	94.7	890,700	25.8
Residential properties	5	7	2,141	15.7	27.94	92.6	907,000	26.3
Industrial properties	21	29	6,714	49.4	5.99	98.5	983,700	28.5
Total real property portfolio	31	67	13,604	100.0%	$15.25	94.6%	$3,450,100	100.0%

(1)	Reflects the number of unique markets by segment and in total. As such, the total number of markets does not equal the sum of the number of markets by segment as certain segments are located in the same market.
(2)	Amount calculated as total annualized base rent, which includes the impact of any contractual tenant concessions (cash basis) per the terms of the lease, divided by total lease square footage as of December 31, 2021.

We currently focus our investment activities primarily across the major U.S. property sectors (industrial, residential (which includes and/or may include multi-family and other types of rental housing such as manufactured, student, and single family rental housing), office (which includes and/or may include medical office and life science laboratories) and retail). To a lesser extent, we intend to strategically invest in geographies outside of the U.S., which may include Canada, the United Kingdom, Europe and other foreign jurisdictions, and in other sectors such as triple net lease, real estate debt (which may include mortgages and subordinated interests) and infrastructure, to create a diversified blend of current income and long-term value appreciation. Our near-term investment strategy is likely to prioritize new investments in the industrial and residential sectors due to relatively attractive fundamental conditions. We also intend to continue to hold an allocation of properties in the office and retail sectors, the latter of which is largely grocery-anchored.

Real Estate Outlook

The U.S. economic environment in 2021 saw meaningful improvements over 2020, but still was impacted by the COVID-19 pandemic. Gross domestic product (GDP) continued to recover from the steep decline in the second quarter of 2020 while unemployment continues to improve. COVID variants and their impact on the consumer led to variability, but by most measures, continued growth is expected over the near term. The rate of increase in economic growth, coupled with limited labor availability has caused supply chain disruption and general inflation concerns that had not been in the forefront of investors’ minds for some time.

The recovery from the depths of the pandemic in 2020 on commercial real estate performance has been generally positive but varied dramatically across sectors. Industrial outperformed in 2021 as the pandemic accelerated many of the trends in ecommerce and logistics that drive fundamentals. Residential was another top performing sector in 2021. In particular, suburban residential outperformed urban residential driven by demographic shifts and increased demand for less dense housing outside of core central business districts. Necessity-based retail proved resilient from a valuation perspective in 2021 given the defensive nature of the sector. Many grocers and other necessity-based retailers saw strong sales, even on the heels of a strong 2020, highlighting the ability of the sector to weather economic shocks. Office sector valuations also proved relatively insulated from pandemic-induced short-term impacts, as pricing remained fairly stable over the past year, particularly for well-located assets outside central business districts, particularly those benefiting from the population shifts and strong job growth, such as sun belt locations. Investments within sectors that we do not own, such as lodging and malls, saw much more volatility in performance as recoveries stalled with new variants throughout the year and generally saw less of an improvement in operations.

The 2022 outlook for commercial real estate also varies by sector. Even with the ongoing recovery from the pandemic, we expect the trends in e-commerce and logistics that drive industrial performance to persist. E-commerce sales are forecasted to reach 30% of total retail sales by 2030, up from 11% in 2019. The recovery and rent growth in the second half of 2021 of suburban residential assets is positioned to continue in 2022 given continued demographic shifts and increased preference among renters for better affordability in less dense submarkets. The fundamentals that supported necessity-based retail performance in 2021 should support continued resilience. Personal consumption, the largest component of the GDP, increased by 7.9% in 2021 and “brick & mortar” sales grew by approximately 20%, compared to lockdown-stricken 2020. We saw this directly with increased customer traffic and sales within our necessity based, grocery-anchored retail portfolio. Lastly, suburban office is positioned to benefit from increased preference for lower density space outside of core central business districts. We expect there to be gradual shift in demand towards suburban office properties as employees prefer to work closer to home in desirable submarkets outside of major downtowns.

Despite varied expectations by sector, there are several themes impacting the broader outlook for commercial real estate in 2022. Continued economic recovery efforts could result in heightened demand across all real estate sectors. The confluence of interest rates remaining relatively low, abundant foreign and domestic capital seeking increased real estate allocations and a search for yield could support strong performance and increased real estate transaction volume throughout 2022. Lastly, we believe that continued inflation expectations should keep demand for real estate high, given real estate has historically acted as a hedge against inflation which could benefit rental rates within the assets in our portfolio.

RESULTS OF OPERATIONS

Summary of 2021 Activities

During 2021, we completed the following activities:

●	We acquired 12 industrial properties, three residential properties and one grocery-anchored retail property comprising 3.2 million square feet for an aggregate contractual purchase price of approximately $891.1 million.
●	We sold three retail properties, one industrial property, and two office properties for net proceeds of approximately $223.8 million. We recorded a net gain on sale of approximately $77.9 million.
●	We invested $57.3 million in two unconsolidated joint venture partnerships.
●	We leased approximately 1.6 million square feet, which included 0.5 square feet of new leases and 1.1 million square feet of renewals with the majority of our net leasing activity coming from the office sector. We are currently 94.6% leased as of December 31, 2021, as compared to 93.1% as of December 31, 2020.
●	We closed on a recast of our unsecured credit facility for total commitments of $1.5 billion consisting of a $700 million revolving credit facility and two $400 million term loans, increasing our overall weighted-average debt maturity from 2.5 years as of December 31, 2020 to 4.9 years as of December 31, 2021 and decreasing our overall weighted-average interest rate from 3.04% as of December 31, 2020 to 2.78% as of December 31, 2021.
●	We increased our leverage ratio from 36.6% as of December 31, 2020 to 37.6% as of December 31, 2021. Our leverage ratio for reporting purposes is calculated as the outstanding principal balance of our borrowings less cash and cash equivalents divided by the fair value of our real property, net investment in unconsolidated joint venture partnerships and debt-related investments not associated with the DST Program (determined in accordance with our valuation procedures).
●	We raised $251.5 million of gross proceeds from the sale of common stock in our ongoing public primary offerings and $23.2 million from the sale of common stock under our distribution reinvestment plan. Additionally, we raised $292.7 million of gross capital through private placement offerings by selling DST Interests, $26.0 million of which were financed by DST Program Loans.
●	We redeemed 8.8 million shares of common stock at a weighted-average purchase price of $7.65 per share for an aggregate amount of $67.2 million.

Results for the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

The following table summarizes our results of operations for the year ended December 31, 2021, as compared to the year ended December 31, 2020. We evaluate the performance of consolidated operating properties we own and manage using a same store analysis because the population of properties in this analysis is consistent from period to period, thereby eliminating the effects of any material changes in the composition of the aggregate portfolio on performance measures. We have defined the same store portfolio to include consolidated operating properties owned for the entirety of both the current and prior reporting periods for which the operations had been stabilized. Unconsolidated properties are excluded from the same store portfolio because we account for our interest in the joint venture partnership using the equity method of accounting; therefore, our proportionate share of income and loss is recognized in income (loss) of unconsolidated joint venture partnership(s) on the consolidated statements of operations. Other operating properties not meeting the same store criteria are reflected in the non-same store portfolio. The same store operating portfolio for the periods presented below include 40 properties totaling 7.3 million square feet owned as of January 1, 2020, which portfolio represented 53.7% of total rentable square feet as of December 31, 2021.

	For the Year Ended
	December 31,		Change
($ in thousands, except per square foot data)	2021	2020	$	%
Rental revenues:
Same store properties	$156,643	$152,819	$3,824	2.5%
Non-same store properties	52,533	31,426	21,107	67.2
Total rental revenues	209,176	184,245	24,931	13.5
Rental expenses:
Same store properties	(53,086)	(52,836)	(250)	(0.5)
Non-same store properties	(16,687)	(9,542)	(7,145)	(74.9)
Total rental expenses	(69,773)	(62,378)	(7,395)	(11.9)
Net operating income:
Same store properties	103,557	99,983	3,574	3.6
Non-same store properties	35,846	21,884	13,962	63.8
Total net operating income	139,403	121,867	17,536	14.4
Other income and (expenses):
Debt-related income	9,174	2,347	6,827	NM
Real estate-related depreciation and amortization	(74,415)	(62,923)	(11,492)	(18.3)
General and administrative expenses	(8,797)	(7,548)	(1,249)	(16.5)
Advisory fees, related party	(21,433)	(17,211)	(4,222)	(24.5)
Performance participation allocation	(15,327)	(4,608)	(10,719)	NM
Acquisition costs and reimbursements	(2,636)	(1,108)	(1,528)	NM
Litigation expense	—	(2,500)	2,500	100.0
Impairment of real estate property	(758)	—	(758)	NM
Equity in (income) loss from unconsolidated joint venture partnerships	114	—	114	NM
Interest expense	(70,494)	(58,747)	(11,747)	(20.0)
Gain on sale of real estate property	77,857	13,335	64,522	NM
Other income	1,852	1,037	815	78.6
Total other (expenses) income	(104,863)	(137,926)	33,063	24.0
Net income (loss)	34,540	(16,059)	50,599	NM
Net (income) loss attributable to redeemable noncontrolling interests	(221)	54	(275)	NM
Net (income) loss attributable to noncontrolling interests	(3,565)	1,091	(4,656)	NM
Net income (loss) attributable to common stockholders	$30,754	$(14,914)	$45,668	NM
Same store supplemental data:
Same store average percentage leased	91.9%	90.3%
Same store average annualized base rent per square foot	$18.61	$18.42

NM = Not meaningful

Rental Revenues. Rental revenues are comprised of rental income, straight-line rent, and amortization of above- and below-market lease assets and liabilities. Total rental revenues increased by approximately $24.9 million for the year ended December 31, 2021, as compared to the same period in 2020, primarily due to an increase in non-same store revenues, which was attributable to the significant growth in our portfolio over this period. For the year ended December 31, 2021, non-same store rental revenues reflect the addition of 27 properties we have acquired since January 1, 2020. Same store rental revenues for the year ended December 31, 2021 increased by $3.8 million, or 2.5%, as compared to the same period in 2020, primarily driven by a termination fee received at our Bala Pointe office property and increased occupancy at certain of our office, retail, and residential properties in 2021.

The following table presents the components of our consolidated rental revenues:

	For the Year Ended December 31,		Change
(in thousands)	2021	2020	$	%
Rental income	$200,237	$175,542	$24,695	14.1%
Straight-line rent	5,849	5,539	310	5.6
Amortization of above- and below-market intangibles	3,090	3,164	(74)	(2.3)
Total rental revenues	$209,176	$184,245	$24,931	13.5%

Rental Expenses. Rental expenses include certain property operating expenses typically reimbursed by our customers, such as real estate taxes, property insurance, property management fees, repair and maintenance, and include certain non-recoverable expenses, such as consulting services and roof repairs. Total rental expenses increased by approximately $7.4 million for the year ended December 31, 2021, as compared to the same period in 2020, primarily due to an increase in non-same store expenses, which was attributable to the significant growth in our portfolio since January 1, 2020, partially offset by our dispositions in 2021. Same store rental expenses for the year ended December 31, 2021 remained consistent with same store rental expenses in the same period in 2020.

The following table presents the various components of our rental expenses:

	For the Year Ended
	December 31,		Change
(in thousands)	2021	2020	$	%
Real estate taxes	$27,815	$24,381	$3,434	14.1%
Repairs and maintenance	18,589	16,362	2,227	13.6
Utilities	7,166	5,970	1,196	20.0
Property management fees	5,062	4,318	744	17.2
Insurance	2,531	1,907	624	32.7
Other	8,610	9,440	(830)	(8.8)
Total rental expenses	$69,773	$62,378	$7,395	11.9%

Other Income and Expenses. The net amount of other expenses decreased by $33.1 million for the year ended December 31, 2021, as compared to the same period in 2020, primarily as a result of (i) larger gains on 2021 dispositions; (ii) increased interest income earned on debt-related investments in 2021; and (iii) litigation expense incurred during 2020. These drivers were partially offset by (i) an increase in interest expense driven by higher interest expense on financing obligations associated with an increase in the sale of interests related to our DST Program; (ii) an increase in real estate-related depreciation and amortization driven by our net acquisition activity and lease termination amortization; and (iii) an increase in base advisory fees, driven by an increase in NAV, and an increase in performance participation allocation, driven by the performance of our portfolio.

Results for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

See “Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 5, 2021, which is incorporated herein by reference, for a comparison of our results of operations for the year ended December 31, 2020 and December 31, 2019.

Segment Summary for the Years Ended December 31, 2021 and 2020

Our segments are based on our internal reporting of operating results used to assess performance based on the type of our properties. Our markets are aggregated into four reportable segments: office, retail, residential and industrial. These segments are comprised of the markets by which management and its operating teams conduct and monitor business. See “Note 18 to the Consolidated Financial Statements” in Item 8, “Financial Statements and Supplementary Data” for further information on our segments. Management considers rental revenues and net operating income (“NOI”) aggregated by segment to be the appropriate way to analyze performance. See

“Additional Measures of Performance” below for detail regarding the use of NOI. The following table summarizes certain operating trends in our consolidated properties by segment:

	For the Year Ended
	December 31,		Change
($ in thousands, except per square foot data)	2021	2020	$	%
Rental revenues:
Office	$58,948	$56,577	$2,371	4.2%
Retail	60,406	61,088	(682)	(1.1)
Residential	20,951	19,344	1,607	8.3
Industrial	16,338	15,810	528	3.3
Total same store rental revenues	156,643	152,819	3,824	2.5
Non-same store properties	52,533	31,426	21,107	67.2
Total rental revenues	$209,176	$184,245	$24,931	13.5%
NOI:
Office	$33,503	$31,029	$2,474	8.0%
Retail	45,905	46,591	(686)	(1.5)
Residential	11,931	10,301	1,630	15.8
Industrial	12,218	12,062	156	1.3
Total same store NOI	103,557	99,983	3,574	3.6
Non-same store properties	35,846	21,884	13,962	63.8
Total NOI	$139,403	$121,867	$17,536	14.4%
Same store average percentage leased:
Office	79.4%	76.5%
Retail	92.9	91.9
Residential	94.3	88.7
Industrial	99.5	99.8
Same store average annualized base rent per square foot:
Office	$33.76	$34.29
Retail	19.30	19.31
Residential	25.29	23.88
Industrial	5.51	5.36

Office Segment. Our office segment same store NOI increased by approximately $2.5 million for the year ended December 31, 2021 compared to the same period in 2020, primarily due to a termination fee received at our Bala Pointe property and increased occupancy at our 3 Second Street property.

Retail Segment. Our retail segment same store NOI decreased by approximately $0.7 million for the year ended December 31, 2021 compared to the same period in 2020, primarily due to reduced occupancy at our 270 Center property in 2021 while completing the tenant improvements for a grocery tenant lease that commences in the first quarter of 2022, partially offset by increased deferred rent charges at Chester in 2021.

Residential Segment. Our residential segment same store NOI increased by approximately $1.6 million for the year ended December 31, 2021 compared to the same period in 2020 primarily due to increased occupancy and reduced rent concessions at certain of our residential properties during the second half of 2021.

Industrial Segment. Our industrial segment same store NOI increased by approximately $0.2 million for the year ended December 31, 2021 compared to the same period in 2020 primarily due to increased recovery revenue at certain of our industrial properties in 2021.

Segment Summary for the Years Ended December 31, 2020 and 2019

See “Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 5, 2021, which is incorporated herein by reference, for a comparison of our segments for the year ended December 31, 2020 and December 31, 2019.

ADDITIONAL MEASURES OF PERFORMANCE

Net Income and NOI

We define NOI as GAAP rental revenues less GAAP rental expenses. We consider NOI to be an appropriate supplemental performance measure and believe NOI provides useful information to our investors regarding our results of operations because NOI reflects the operating performance of our properties and excludes certain items that are not considered to be controllable in connection with the management of the properties, such as real estate-related depreciation and amortization, general and administrative expenses, advisory fees, impairment charges, interest expense, gains on sale of properties, other income and expense, gains and losses on the extinguishment of debt and noncontrolling interests. However, NOI should not be viewed as an alternative measure of our financial performance since it excludes such items, which could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies, as they may use different methodologies for calculating NOI. Therefore, we believe net income (loss), as defined by GAAP, to be the most appropriate measure to evaluate our overall financial performance. Refer to “Results of Operations - Results for the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020” above for a reconciliation of our GAAP net income (loss) to NOI for the years ended December 31, 2021 and 2020.

Funds From Operations (“FFO”)

We believe that FFO, in addition to net income (loss) and cash flows from operating activities as defined by GAAP, are useful supplemental performance measures that our management uses to evaluate our consolidated operating performance. However, this supplemental, non-GAAP measure should not be considered as an alternative to net income (loss) or to cash flows from operating activities as an indication of our performance and is not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders. No single measure can provide users of financial information with sufficient information and only our disclosures read as a whole can be relied upon to adequately portray our financial position, liquidity, and results of operations. In addition, other REITs may define FFO and similar measures differently and choose to treat certain accounting line items in a manner different from us due to specific differences in investment and operating strategy or for other reasons.

FFO. As defined by the National Association of Real Estate Investment Trusts (“NAREIT”), FFO is a non-GAAP measure that excludes certain items such as real estate-related depreciation and amortization. We believe FFO is a meaningful supplemental measure of our operating performance that is useful to investors because depreciation and amortization in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. By excluding gains or losses on the sale of assets, we believe FFO provides a helpful additional measure of our consolidated operating performance on a comparative basis. We use FFO as an indication of our consolidated operating performance and as a guide to making decisions about future investments.

The following unaudited table presents a reconciliation of GAAP net income (loss) to NAREIT FFO:

	For the Year Ended December 31,
(in thousands, except per share data)	2021	2020	2019
GAAP net income (loss) attributable to common stockholders	$30,754	$(14,914)	$142,551
GAAP net income (loss) per common share—basic and diluted	$0.20	$(0.10)	$1.04
Reconciliation of GAAP net income (loss) to NAREIT FFO:
GAAP net income (loss) attributable to common stockholders	$30,754	$(14,914)	$142,551
Real estate-related depreciation and amortization	74,415	62,923	57,342
Impairment of real estate property	758	—	113
Gain on sale of real estate property	(77,857)	(13,335)	(160,537)
Noncontrolling interests’ share of net income (loss)	3,565	(1,091)	10,726
Redeemable noncontrolling interests' share of net income (loss)	221	(54)	—
Noncontrolling interests’ share of NAREIT FFO	(3,262)	(2,462)	(3,565)
Redeemable noncontrolling interests' share of NAREIT FFO	(207)	(110)	—
NAREIT FFO attributable to common stockholders—basic	28,387	30,957	46,630
NAREIT FFO attributable to noncontrolling interests	3,469	2,572	3,565
NAREIT FFO	$31,856	$33,529	$50,195
Weighted-average shares outstanding—basic	154,767	142,268	136,925
Weighted-average shares outstanding—diluted	174,330	154,052	147,316
NAREIT FFO per common share—basic and diluted	$0.18	$0.22	$0.34

See “Results of Operations” above for further detail.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our primary sources of capital for meeting our cash requirements include debt financings, cash generated from operating activities, net proceeds from our public and private offerings, and asset sales. Our principal uses of funds are distributions to our stockholders, payments under our debt obligations and master lease agreements related to properties in our DST Program, redemption payments, acquisition of properties and other investments, and capital expenditures. Over time, we intend to fund a majority of our cash needs, including the repayment of debt and capital expenditures, from operating cash flows and refinancings. As of December 31, 2021, we had approximately $1.6 million of borrowings, including scheduled amortization payments, and $32.3 million of future minimum lease payments related to the properties in our DST Program coming due in the next 12 months. We expect to be able to repay our principal obligations over the next 12 months and beyond through operating cash flows, refinancings and/or disposition proceeds.

Our Advisor, subject to the oversight of our board of directors and, under certain circumstances, the investment committee or other committees established by our board of directors, will evaluate potential acquisitions or dispositions and will engage in negotiations with buyers, sellers and lenders on our behalf. Pending investment in property, debt, or other investments, we may decide to temporarily invest any unused proceeds from our public offerings in certain investments that are expected to yield lower returns than those earned on real estate assets. These lower returns may affect our ability to make distributions to our stockholders. Potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from our public and private offerings, proceeds from the sale of assets, and undistributed funds from operations.

As of December 31, 2021, contractual rent collections are consistent with average annual collections prior to the pandemic. We are pleased with these collections given the pandemic’s significant impacts on the broader economy, thus reflecting the relatively defensive nature of our assets.

As of December 31, 2021, our financial position was strong with 37.6% leverage, calculated as outstanding principal balance of our borrowings less cash and cash equivalents divided by the fair value of our real property, net investment in our unconsolidated joint venture partnerships and debt-related investments not associated with the DST Program (determined in accordance with our valuation procedures). In addition, our consolidated portfolio was 94.6% leased as of December 31, 2021 and is diversified across 67 properties totaling 13.6 million square feet across 31 geographic markets. Our properties contain a diverse roster of 457 commercial customers, large and small, and has an allocation based on fair value of real estate properties as determined by our NAV calculation of 28.5% industrial, 26.3% residential, 25.8% retail, which is primarily grocery-anchored, and 19.4% office.

We believe that our cash on-hand, anticipated net offering proceeds, proceeds from our line of credit, and other financing and disposition activities should be sufficient to meet our anticipated future acquisition, operating, debt service, distribution and redemption requirements.

Cash Flows. The following table summarizes our cash flows for the following periods:

	For the Year Ended December 31,
(in thousands)	2021	2020	$ Change
Total cash provided by (used in):
Operating activities	$49,390	$41,128	$8,262
Investing activities	(706,708)	(420,256)	(286,452)
Financing activities	649,936	293,080	356,856
Net (decrease) increase in cash, cash equivalents and restricted cash	$(7,382)	$(86,048)	$78,666

2021 Cash Flows Compared to 2020 Cash Flows

Net cash provided by operating activities increased by approximately $8.3 million for the year ended December 31, 2021, compared to the same period in 2020, primarily due to net acquisition activity, which was partially offset by an increase in interest expense due to our increasing rent obligations resulting from our DST Program.

Net cash used in investing activities increased by approximately $286.5 million for the year ended December 31, 2021, primarily due to (i) an increase in acquisition activity of $416.5 million; and (ii) our acquisition of minority ownership interests in two joint venture partnerships for an aggregate investment of $57.3 million. These were partially offset by an increase in net disposition proceeds of $196.4 million received in 2021 related to the sale of three retail properties, one industrial property, and two office properties, as compared to the sale of one retail outparcel during the corresponding period in.

Net cash provided by financing activities increased by approximately $356.9 million for the year ended December 31, 2021, primarily due to (i) an increase in our net borrowing activity of $181.0 under our line of credit and our new mortgage notes; (ii) a $146.8 million increase in the amount of net capital raised through our public offerings, net of offering costs paid; and (iii) a decrease in redemptions of $38.4 million during the year ended December 31, 2021 as compared to the same period in 2020.

2020 Cash Flows Compared to 2019 Cash Flows

See “Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 5, 2021, which is incorporated herein by reference, for a comparison of our cash flows for the year ended December 31, 2020 and December 31, 2019.

Capital Resources and Uses of Liquidity

In addition to our cash and cash equivalents balances available, our capital resources and uses of liquidity are as follows:

Line of Credit and Term Loans. As of December 31, 2021, we had an aggregate of $1.5 billion of commitments under our unsecured credit agreement, including $700.0 million under our line of credit and $800.0 million under our two term loans. As of that date, we had: (i) $256.0 million outstanding under our line of credit; and (ii) $525.0 million outstanding under our term loans. The weighted-average effective interest rate across all of our unsecured borrowings is 2.58%, which includes the effect of the interest rate swap agreements related to $500.0 million in borrowings under our term loans.

As of December 31, 2021, the unused and available portions under our line of credit were $444.0 million and $327.8 million, respectively. Our $700.0 million line of credit matures in November 2025, and may be extended pursuant to two six-month extension options, subject to certain conditions, including the payment of extension fees. One $400.0 million term loan matures in November 2026, with no extension option available. Our other $400.0 million term loan matures in January 2027, with no extension option available. Our line of credit borrowings are available for general corporate purposes, including but not limited to the refinancing of other debt, payment of redemptions, acquisition and operation of permitted investments. Refer to “Note 6 to the Consolidated Financial Statements” in Item 8, “Financial Statements and Supplementary Data” for additional information regarding our line of credit and term loans.

In July 2017, the Financial Conduct Authority (“FCA”) that regulates LIBOR announced it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. As a result, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee (“ARRC”), which identified the Secured Overnight Financing Rate ("SOFR") as its preferred alternative rate for LIBOR in derivatives and other financial contracts. We are not able to predict when LIBOR will cease to be available or when there will be sufficient liquidity in the SOFR markets. Any changes adopted by the FCA or other governing bodies in the method used for determining LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR. If that were to occur, our interest payments could change. In addition, uncertainty about the extent and manner of future changes may result in interest rates and/or payments that are higher or lower than if LIBOR were to remain available in its current form.

LIBOR is expected to be phased out or modified by June 2023. As of December 31, 2021, our line of credit, term loans and floating-rate mortgage notes are our only consolidated indebtedness with initial or extended maturity dates beyond 2023 that have exposure to LIBOR. The agreements governing these loans provide procedures for determining a replacement or alternative base rate in the event that LIBOR is discontinued. However, there can be no assurances as to whether such replacement or alternative base rate will be more or less favorable than LIBOR. We intend to monitor the developments with respect to the potential phasing out of LIBOR after 2023 and work with our lenders to seek to ensure any transition away from LIBOR will have minimal impact on our financial condition, but can provide no assurances regarding the impact of the discontinuation of LIBOR.

Mortgage Notes. As of December 31, 2021, we had property-level borrowings of approximately $589.6 million outstanding with a weighted-average remaining term of approximately 5.3 years. These borrowings are secured by mortgages or deeds of trust and related assignments and security interests in the collateralized properties, and had a weighted-average interest rate of 3.06%. Refer to “Note 6 to the Consolidated Financial Statements” in Item 8, “Financial Statements and Supplementary Data” for additional information regarding the mortgage notes.

Debt Covenants. Our line of credit, term loan and mortgage note agreements contain various property-level covenants, including customary affirmative and negative covenants. In addition, our line of credit and term loan agreements contain certain corporate level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth thresholds. These covenants may limit our ability to incur additional debt, or to pay distributions. We were in compliance with our debt covenants as of December 31, 2021.

Leverage. We use financial leverage to provide additional funds to support our investment activities. We may finance a portion of the purchase price of any real estate asset that we acquire with borrowings on a short or long-term basis from banks, life insurance companies and other lenders. We calculate our leverage for reporting purposes as the outstanding principal balance of our borrowings less cash and cash equivalents divided by the fair value of our real property, net investment in our unconsolidated joint venture partnerships and debt-related investments not associated with the DST Program (determined in accordance with our valuation procedures). We had leverage of 37.6% as of December 31, 2021. Our current target leverage ratio is between 40-60%. Although we will generally work to maintain our targeted leverage ratio, there are no assurances that we will maintain the targeted range disclosed above or achieve any other leverage ratio that we may target in the future.

Future Minimum Lease Payments Related to the DST Program. As of December 31, 2021, we had $617.9 million of future minimum lease payments related to the DST Program. The underlying interests of each property that is sold to investors pursuant to the DST Program are leased back by an indirect wholly-owned subsidiary of the Operating Partnership on a long-term basis of up to 20 years.

Offering Proceeds. For the year ended December 31, 2021, the amount of aggregate gross proceeds raised from our public offerings (including shares issued pursuant to the distribution reinvestment plan) was $274.7 million ($262.4 million net of direct selling costs).

Distributions. To obtain the favorable tax treatment accorded to REITs, we normally will be required each year to distribute to our stockholders at least 90% of our real estate investment trust taxable income, determined without regard to the deduction for distributions paid and by excluding net capital gains. The payment of distributions is determined by our board of directors and may be adjusted at its discretion at any time. Distribution levels are set by our board of directors at a level it believes to be appropriate and sustainable based upon a review of a variety of factors including the current and anticipated market conditions, current and anticipated future performance and make-up of our investments, our overall financial projections and expected future cash needs. We intend to continue to make distributions on a monthly basis.

The following table outlines sources used, as determined on a GAAP basis, to pay total gross distributions (which are paid in cash or reinvested in shares of our common stock through our distribution reinvestment plan) for the periods indicated below:

	For the Year Ended December 31, 2021		For the Year Ended December 31, 2020
(in thousands)	Amount	Percentage	Amount	Percentage
Distributions
Paid in cash (1)	$41,727	63.9%	$36,470	63.1%
Reinvested in shares	23,595	36.1	21,305	36.9
Total	$65,322	100.0%	$57,775	100.0%
Sources of Cash Distributions
Cash flows from operating activities	$41,727	100.0%	$36,470	100.0%
Borrowings	—	—	—	—
Total	$41,727	100.0%	$36,470	100.0%

(1)	Includes other cash distributions consisting of: (i) distributions paid to noncontrolling interest holders; and (ii) ongoing distribution fees paid to the Dealer Manager with respect to Class T, Class S and Class D shares. See “Note 12 to the Consolidated Financial Statements” in Item 8, “Financial Statements and Supplementary Data” for further detail regarding the ongoing distribution fees.

For the years ended December 31, 2021 and 2020, our FFO was $31.9 million, or 48.8% of our total distributions, and $33.5 million, or 58.0% of our total distributions, respectively. FFO is a non-GAAP operating metric and should not be used as a liquidity measure. However, management believes the relationship between FFO and distributions may be meaningful for investors to better understand the sustainability of our operating performance compared to distributions made. Refer to “Additional Measures of Performance” above for the definition of FFO, as well as a detailed reconciliation of our GAAP net income (loss) to FFO.

Redemptions. Below is a summary of redemptions and repurchases pursuant to our share redemption program for the years ended December 31, 2021, 2020 and 2019. Our board of directors may modify, suspend or terminate our current share redemption programs if it deems such action to be in the best interest of our stockholders. Refer to Part II, Item 5, “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchasers of Equity Securities—Share Redemption Program” for detail regarding our share redemption program.

	For the Year Ended December 31,
(in thousands, except for per share data)	2021	2020	2019
Number of shares requested for redemption or repurchase	8,784	14,071	16,413
Number of shares redeemed or repurchased	8,784	14,071	16,413
% of shares requested that were redeemed or repurchased	100.0%	100.0%	100.0%
Average redemption or repurchase price per share	$7.65	$7.50	$7.35

For the years ended December 31, 2021 and 2020, we received and redeemed in full eligible redemption requests for an aggregate amount of approximately $67.2 million and $105.6 million, respectively, which we redeemed using cash flows from operating activities in excess of our distributions paid in cash, cash on hand, proceeds from our public offerings, proceeds from the disposition of properties, and borrowings under our revolving line of credit. We generally repay funds borrowed from our revolving line of credit from a variety of sources including: cash flows from operating activities in excess of our distributions; proceeds from our public offerings; proceeds from the disposition of properties; and other longer-term borrowings. In addition, refer to “Note 10 to the Consolidated Financial Statements” in Item 8, “Financial Statements and Supplementary Data” for detail regarding our redemption activity relating to OP Units.

SUBSEQUENT EVENTS

See “Note 19 to the Consolidated Financial Statements” for information regarding subsequent events.

INFLATION

Increases in the costs of owning and operating our properties due to inflation could reduce our net operating income to the extent such increases are not paid or reimbursed by our customers. Substantially all of our commercial leases provide for separate real estate tax and operating expense reimbursement escalations over a base amount. In addition, our leases provide for fixed base rent increases or indexed increases. As a result, most inflationary increases in costs may be offset in part or in full by the contractual rent increases and operating expense reimbursement provisions or escalations. Our residential leases typically have initial terms of 12 months or less, which generally enables us to compensate for inflationary effects by adjusting rental rates on our residential leases.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are those estimates that require management to make challenging, subjective, or complex judgments, often because they must estimate the effects of matters that are inherently uncertain and may change in subsequent periods. Critical accounting estimates involve judgments and uncertainties that are sufficiently sensitive and may result in materially different results under different assumptions and conditions.

Investment in Real Estate Properties

When we acquire a property, we allocate the purchase price of the acquisition based upon our assessment of the fair value of various components, including to land, building, land and building improvements, and intangible lease assets and liabilities. Fair value determinations are based on estimated cash flow projections that utilize discount and/or capitalization rates, as well as certain available market information. The fair value of land, building, and land and building improvements considers the value of the property as if it were vacant. The fair value of intangible lease assets is based on our evaluation of the specific characteristics of each lease. Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, current market conditions and market rates, the customer’s credit quality and costs to execute similar leases. The fair value of above- and below-market leases is calculated as the present value of the difference between the contractual amounts to be paid pursuant to each in-place lease and our estimate of fair market lease rates for each corresponding in-place lease, using a discount rate that reflects the risks associated with the leases acquired and measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed-rate renewal options for below market leases. In estimating carrying costs, we include estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, we consider tenant improvements, leasing commissions and legal and other related expenses.

Impairment of Real Estate Properties

We review our investment in real estate properties individually whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recorded for the difference between estimated fair value of the real estate property and the carrying amount when the estimated future cash flows and the estimated liquidation value of the real estate property are less than the real estate property carrying amount. Our estimates of future cash flows and liquidation value require us to make assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for customers, changes in market rental rates, costs to operate each property, and expected ownership periods that can be difficult to predict.

●             QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows, and optimize overall borrowing costs. To achieve these objectives, we often plan to borrow on a fixed interest rate basis for longer-term debt and utilize interest rate swap agreements on certain variable interest rate debt in order to limit the effects of changes in interest rates on our results of operations. As of December 31, 2021, our debt instruments consisted of borrowings under our line of credit, term loans and mortgage notes.

Fixed Interest Rate Debt. As of December 31, 2021, our fixed interest rate debt consisted of $382.0 million under our mortgage notes and $500.0 million of borrowings under our term loans that were effectively fixed through the use of interest rate swaps. In total, our fixed interest rate debt represented 64.4% of our total consolidated debt as of December 31, 2021. Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed interest rate debt unless such instruments mature or are otherwise terminated. However, interest rate changes could affect the fair value of our fixed interest rate debt. As of December 31, 2021, the fair value and the carrying value of our consolidated fixed interest rate debt, excluding the values of any associated hedges, was $892.9 million and $882.0 million, respectively. The fair value estimate of this debt was estimated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loans were originated on December 31, 2021. Given we generally expect to hold our fixed interest rate debt instruments to maturity or when they otherwise open up for prepayment at par, and the amounts due under such debt instruments should be limited to the outstanding principal balance and any accrued and unpaid interest at such time, we do not expect that the resulting change in fair value of our fixed interest rate debt instruments due to market fluctuations in interest rates, would have a significant impact on our operating cash flows.

Variable Interest Rate Debt. As of December 31, 2021, our consolidated variable interest rate debt consisted of $256.0 million of borrowings under our line of credit, $25.0 million of borrowings under our term loans, and $207.6 million under our mortgage notes, which represented 35.6% of our total consolidated debt. Interest rate changes on the variable portion of our consolidated variable-rate debt could impact our future earnings and cash flows, but would not necessarily affect the fair value of such debt. As of December 31, 2021, we were exposed to market risks related to fluctuations in interest rates on $488.6 million of consolidated borrowings. A hypothetical 25 basis points increase in the all-in rate on the outstanding balance of our consolidated variable interest rate debt as of December 31, 2021, would increase our annual interest expense by approximately $1.2 million.

Derivative Instruments. As of December 31, 2021, we had 15 outstanding derivative instruments with a total notional amount of $707.6 million. These derivative instruments were comprised of interest rate swaps and interest rate caps that were designed to mitigate the risk of future interest rate increases by either providing a fixed interest rate or capping the variable interest rate for a limited, pre-determined period of time. See “Note 6 to the Consolidated Financial Statements” in Item 8, “Financial Statements and Supplementary Data” for further detail on our derivative instruments. We are exposed to credit risk of the counterparty to our interest rate caps and swap agreements in the event of non-performance under the terms of the agreements. If we were not able to replace these caps or swaps in the event of non-performance by the counterparty, we would be subject to variability of the interest rate on the amount outstanding under our debt that is fixed or capped through the use of the swaps or caps, respectively.

●             CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Ares Real Estate Income Trust Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Ares Real Estate Income Trust Inc. (formerly known as Black Creek Diversified Property Fund Inc.) and subsidiaries (the Company) as of December 31, 2021 and December 31, 2020, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes and financial statement schedule III (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and December 31, 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of the estimated fair value of certain acquired tangible and intangible assets and liabilities

As described in Notes 2 and 3, the Company acquired $904.7 million of real estate properties during 2021 that were accounted for as asset acquisitions. Upon an asset acquisition, the purchase price is allocated to land, building, and intangible lease assets and liabilities. The allocation of the purchase price to building is based on management’s estimate of the property’s “as-if” vacant fair value. The “as-if” vacant fair value is determined by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data and other related information. The allocation of the purchase price to intangible lease assets represents the value associated with the in-place leases, which may include lost rent, leasing commissions, tenant improvements, legal and other related costs. The allocation of the purchase price to above-market lease assets and below-market lease liabilities results from in-place leases being above or below management’s estimate of fair market rental rates at the acquisition date. Intangible lease assets, above-market lease assets, and below-market lease liabilities are collectively referred to as “intangible lease assets and liabilities.”

We identified the evaluation of the estimated fair value of certain acquired tangible and intangible lease assets and liabilities in asset acquisitions, as a critical audit matter. The tangible assets include land, buildings, and building improvements. Specifically, subjective auditor judgment was required to evaluate the assumptions used in the Company’s determination of the estimated fair value, which included (1) comparable land sales, (2) estimated replacement costs of buildings, (3) building improvements, (4) market rental rates, (5) market rental growth rates, (6) market leasing commissions, and (7) discount rates.

The following are the primary procedures we performed to address this critical audit matter. We involved valuation professionals with specialized skills and knowledge who assisted in evaluating the Company’s estimated fair value of certain acquired tangible and intangible lease assets and liabilities by independently developing ranges of (1) comparable land sales, (2) estimated replacement costs of buildings, (3) building improvements, (4) market rental rates, (5) market growth rates, (6) market leasing commissions, and (7) discount rates using publicly available market data and historical experience, and compared those amounts to the amounts determined by management.

Assessment of the expected hold periods for investments in real estate properties

As described in Note 3, the Company had $2.6 billion of net investment in real estate properties as of December 31, 2021. The Company evaluates properties for impairment whenever events or changes in circumstances, including shortening the expected hold periods of such properties, indicate that the carrying amount of an asset may not be recoverable.

We identified the assessment of the expected hold periods for investments in real estate properties as a critical audit matter. A high degree of subjective auditor judgment was required in assessing the events or changes in circumstances used by the Company to evaluate the expected hold periods for investments in real estate assets.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the Company’s hold periods by inquiring of management, considering the current economic environment, reading minutes of the meetings of the Company’s Board of Directors, and analyzing documents prepared by the Company regarding proposed real estate transactions and potential triggering events. We inquired of management and inspected documentation from the Company regarding the status and evaluation of any potential disposal of properties, which we corroborated with others in the organization who are responsible for, and have authority over, disposition activities.

/s/ KPMG LLP

We have served as the Company’s auditor since 2005.

Denver, Colorado

March 11, 2022

ARES REAL ESTATE INCOME TRUST INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
(in thousands, except per share data)	2021	2020
ASSETS
Net investment in real estate properties	$2,589,826	$1,954,573
Investment in unconsolidated joint venture partnerships	57,425	—
Debt-related investments, net	105,752	49,628
Cash and cash equivalents	10,605	11,266
Restricted cash	3,747	10,468
DST Program Loans	62,123	45,229
Other assets	56,397	40,396
Assets held for sale	105,096	—
Total assets	$2,990,971	$2,111,560
LIABILITIES AND EQUITY
Liabilities
Accounts payable and accrued expenses	$38,182	$35,763
Debt, net	1,363,234	965,305
Intangible lease liabilities, net	47,499	40,457
Financing obligations, net	661,075	502,533
Other liabilities	89,817	65,813
Liabilities related to assets held for sale	5,744	—
Total liabilities	2,205,551	1,609,871
Commitments and contingencies (Note 17)
Redeemable noncontrolling interest	8,994	3,798
Equity
Stockholders’ equity:
Preferred stock, $0.01 par value—200,000 shares authorized, none issued and outstanding	—	—
Class E common stock, $0.01 par value—500,000 shares authorized, 56,328 shares and 60,873 shares issued and outstanding, respectively	563	609
Class T common stock, $0.01 par value—500,000 shares authorized, 16,425 shares and 9,831 shares issued and outstanding, respectively	164	98
Class S common stock, $0.01 par value—500,000 shares authorized, 35,757 shares and 23,516 shares issued and outstanding, respectively	358	235
Class D common stock, $0.01 par value—500,000 shares authorized, 6,749 shares and 4,098 shares issued and outstanding, respectively	67	41
Class I common stock, $0.01 par value—500,000 shares authorized, 54,406 shares and 44,723 shares issued and outstanding, respectively	544	447
Additional paid-in capital	1,457,296	1,269,146
Distributions in excess of earnings	(865,844)	(841,496)
Accumulated other comprehensive loss	(13,418)	(27,431)
Total stockholders’ equity	579,730	401,649
Noncontrolling interests	196,696	96,242
Total equity	776,426	497,891
Total liabilities and equity	$2,990,971	$2,111,560

See accompanying Notes to Consolidated Financial Statements.

ARES REAL ESTATE INCOME TRUST INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
(in thousands, except per share data)	2021	2020	2019
Revenues:
Rental revenues	$209,176	$184,245	$184,441
Debt-related income	9,174	2,347	227
Total revenues	218,350	186,592	184,668
Operating expenses:
Rental expenses	69,773	62,378	61,060
Real estate-related depreciation and amortization	74,415	62,923	57,342
General and administrative expenses	8,797	7,548	7,894
Advisory fees	21,433	17,211	13,637
Performance participation allocation	15,327	4,608	3,776
Acquisition costs and reimbursements	2,636	1,108	1,091
Litigation expense	—	2,500	—
Impairment of real estate property	758	—	113
Total operating expenses	193,139	158,276	144,913
Other expenses (income):
Equity in income from unconsolidated joint venture partnerships	(114)	—	—
Interest expense	70,494	58,747	48,170
Gain on sale of real estate property	(77,857)	(13,335)	(160,537)
Gain on extinguishment of debt and financing commitments, net	—	—	(1,002)
Other income	(1,852)	(1,037)	(153)
Total other expenses (income)	(9,329)	44,375	(113,522)
Net income (loss)	34,540	(16,059)	153,277
Net (income) loss attributable to redeemable noncontrolling interests	(221)	54	—
Net (income) loss attributable to noncontrolling interests	(3,565)	1,091	(10,726)
Net income (loss) attributable to common stockholders	$30,754	$(14,914)	$142,551
Weighted-average shares outstanding—basic	154,767	142,268	136,925
Weighted-average shares outstanding—diluted	174,330	154,052	147,316
Net income (loss) attributable to common stockholders per common share—basic and diluted	$0.20	$(0.10)	$1.04

See accompanying Notes to Consolidated Financial Statements.

ARES REAL ESTATE INCOME TRUST INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the Year Ended December 31,
(in thousands)	2021	2020	2019
Net income (loss)	$34,540	$(16,059)	$153,277
Net unrealized loss from available-for-sale securities	—	—	(100)
Change from cash flow hedging derivatives	15,897	(13,842)	(16,315)
Comprehensive income (loss)	50,437	(29,901)	136,862
Comprehensive (income) loss attributable to redeemable noncontrolling interests	(324)	99	—
Comprehensive (income) loss attributable to noncontrolling interests	(5,346)	2,119	(9,495)
Comprehensive income (loss) attributable to common stockholders	$44,767	$(27,683)	$127,367

See accompanying Notes to Consolidated Financial Statements.

ARES REAL ESTATE INCOME TRUST INC.

CONSOLIDATED STATEMENTS OF EQUITY

	Stockholders’ Equity
					Accumulated
			Additional	Distributions	Other
	Common Stock		Paid-in	in Excess of	Comprehensive	Noncontrolling		Total
(in thousands)	Shares	Amount	Capital	Earnings	Income (Loss)	Interests		Equity
Balance as of December 31, 2018	130,852	$1,309	$1,199,736	$(867,849)	$522		$77,295	$411,013
Net income	—	—	—	142,551	—		10,726	153,277
Net unrealized loss from available-for-sale securities	—	—	—	—	(100)		—	(100)
Unrealized loss from derivative instruments	—	—	—	—	(15,084)		(1,231)	(16,315)
Issuance of common stock, net of offering costs	25,955	260	177,519	—	—		—	177,779
Share-based compensation, net of forfeitures	86	1	636	—	—		—	637
Redemptions of common stock	(16,413)	(165)	(120,415)	—	—		—	(120,580)
Amortization of share-based compensation	—	—	(111)	—	—		—	(111)
Distributions declared on common stock and noncontrolling interests, net of distribution fees	—	—	—	(49,961)	—		(3,913)	(53,874)
Redemptions of noncontrolling interests	—	—	(218)	—	—		(1,220)	(1,438)
Balance as of December 31, 2019	140,480	$1,405	$1,257,147	$(775,259)	$(14,662)		$81,657	$550,288
Net loss (excluding $54 attributable to redeemable noncontrolling interest)	—	—	—	(14,914)	—		(1,091)	(16,005)
Unrealized loss from derivative instruments (excluding $45 attributable to redeemable noncontrolling interest)	—	—	—	—	(12,769)		(1,028)	(13,797)
Issuance of common stock, net of offering costs	16,612	166	118,207	—	—		—	118,373
Share-based compensation, net of forfeitures	20	—	150	—	—		—	150
Redemptions of common stock	(14,071)	(141)	(105,447)	—	—		—	(105,588)
Amortization of share-based compensation	—	—	110	—	—	`	—	110
Issuances of OP Units for DST Interests	—	—	—	—	—		28,266	28,266
Distributions declared on common stock and noncontrolling interests, net of distribution fees (excludes $189 attributable to redeemable noncontrolling interest)	—	—	—	(51,323)	—		(4,241)	(55,564)
Redemption value allocation adjustment to redeemable noncontrolling interest	—	—	(310)	—	—		—	(310)
Redemptions of noncontrolling interests	—	—	(711)	—	—		(7,321)	(8,032)
Balance as of December 31, 2020	143,041	$1,430	$1,269,146	$(841,496)	$(27,431)		$96,242	$497,891
Net income (excluding $221 attributable to redeemable noncontrolling interest)	—	—	—	30,754	—		3,565	34,319
Unrealized gain from derivative instruments (excluding $103 attributable to redeemable noncontrolling interest)	—	—	—	—	14,013		1,781	15,794
Issuance of common stock, net of offering costs	35,379	354	259,175	—	—		—	259,529
Share-based compensation, net of forfeitures	29	—	217	—	—		—	217
Redemptions of common stock	(8,784)	(88)	(67,146)	—	—		—	(67,234)
Amortization of share-based compensation	—	—	(22)	—	—	`	—	(22)
Contributions of noncontrolling interests	—	—	—	—	—		107,480	107,480
Distributions declared on common stock and noncontrolling interests, net of distribution fees (excludes $418 attributable to redeemable noncontrolling interest)	—	—	(2,886)	(55,102)	—		(6,916)	(64,904)
Redemption value allocation adjustment to redeemable noncontrolling interest	—	—	(682)	—	—		—	(682)
Redemptions of noncontrolling interests	—	—	(506)	—	—		(5,456)	(5,962)
Balance as of December 31, 2021	169,665	$1,696	$1,457,296	$(865,844)	$(13,418)		$196,696	$776,426

See accompanying Notes to Consolidated Financial Statements.

ARES REAL ESTATE INCOME TRUST INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
(in thousands)	2021	2020	2019
Operating activities:
Net income (loss)	$34,540	$(16,059)	$153,277
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Real estate-related depreciation and amortization	74,415	62,923	57,342
Straight-line rent and amortization of above- and below-market leases	(8,939)	(8,703)	(11,026)
Gain on sale of real estate property	(77,857)	(13,335)	(160,537)
Impairment of real estate property	758	—	113
Gain on extinguishment of debt and financing commitments, net	—	—	(1,002)
Amortization of debt and financing obligation costs	13,373	9,775	6,749
Other	939	2,198	1,034
Changes in operating assets and liabilities	12,161	4,329	3,398
Net cash provided by operating activities	49,390	41,128	49,348
Investing activities:
Real estate acquisitions	(774,335)	(357,815)	(396,901)
Capital expenditures	(36,899)	(41,092)	(45,217)
Proceeds from disposition of real estate property	223,791	27,372	341,677
Principal collections on debt-related investments	2,405	173	8,104
Investment in unconsolidated joint venture partnerships	(57,310)	—	—
Investment in debt-related investments	(58,291)	(45,539)	—
Other	(6,069)	(3,355)	(574)
Net cash used in investing activities	(706,708)	(420,256)	(92,911)
Financing activities:
Proceeds from mortgage notes	195,600	—	62,000
Repayments of mortgage notes	(60,653)	(3,036)	(35,075)
Net proceeds (repayments) of line of credit	150,000	106,000	(131,000)
Proceeds from term loan	—	—	50,000
Redemptions of common stock	(67,234)	(105,588)	(120,580)
Distributions paid to common stockholders	(31,201)	(30,010)	(29,117)
Proceeds from issuance of common stock	251,527	104,703	172,309
Proceeds from financing obligations, net	253,959	251,671	194,778
Offering costs for issuance of common stock and private placements	(11,549)	(9,635)	(12,186)
Distributions paid to noncontrolling interest holders and redeemable noncontrolling interest holders	(6,624)	(4,335)	(3,913)
Redemption of noncontrolling interests	(5,962)	(8,032)	(1,438)
Deferred financing costs paid	(17,927)	(8,658)	(12,676)
Other	—	—	1,205
Net cash provided by financing activities	649,936	293,080	134,307
Net (decrease) increase in cash, cash equivalents and restricted cash	(7,382)	(86,048)	90,744
Cash, cash equivalents and restricted cash, at beginning of period	21,734	107,782	17,038
Cash, cash equivalents and restricted cash, at end of period	$14,352	$21,734	$107,782

See accompanying Notes to Consolidated Financial Statements.

ARES REAL ESTATE INCOME TRUST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Unless the context otherwise requires, the “Company”, “we,” “our” or “us” refers to Ares Real Estate Income Trust Inc. and its consolidated subsidiaries.

Ares Real Estate Income Trust Inc. is a Maryland corporation formed on April 11, 2005. On July 1, 2021, Ares Management Corporation (“Ares”) closed on the acquisition of the U.S. real estate investment advisory and distribution business of Black Creek Group, including the Company’s former advisor, Black Creek Diversified Property Advisors LLC (the “Former Advisor”). As a result of the closing of this transaction, Ares Commercial Real Estate Management LLC became the Company’s new advisor (the “New Advisor”). Ares did not acquire the Company’s former sponsor, Black Creek Diversified Property Advisors Group LLC (the “Former Sponsor”), and the Company now considers the Ares real estate group (“AREG”) to be its Sponsor. See “Note 13” for additional information regarding this transaction. References to the “Advisor” throughout this report mean Black Creek Diversified Property Advisors LLC for periods prior to July 1, 2021 and Ares Commercial Real Estate Management LLC for periods thereafter.

We are primarily focused on investing in and operating a diverse portfolio of real property and investing in other real estate-related assets. We currently focus our investment activities primarily across the major U.S. property sectors (industrial, residential (which includes and/or may include multi-family and other types of rental housing such as manufactured, student, and single family rental housing), office (which includes and/or may include medical office and life science laboratories) and retail). To a lesser extent, we intend to strategically invest in geographies outside of the U.S., which may include Canada, the United Kingdom, Europe and other foreign jurisdictions, and in other sectors such as triple net lease, real estate debt (which may include mortgages and subordinated interests) and infrastructure, to create a diversified blend of current income and long-term value appreciation. As of December 31, 2021, our consolidated real property portfolio consisted of 67 properties. We operate four reportable segments: retail, office, residential, and industrial. As used herein, the term “commercial” refers to our office, retail and industrial properties or customers, as applicable. See “Note 18” for information regarding the financial results by segment.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes, and we intend to continue to operate in accordance with the requirements for qualification as a REIT. We utilize an Umbrella Partnership Real Estate Investment Trust (“UPREIT”) organizational structure to hold all or substantially all of our assets through an operating partnership, Black Creek Diversified Operating Partnership LP (the “Operating Partnership”), of which we are the sole general partner and a limited partner.

We are currently offering shares pursuant to a public offering and intend to operate as a perpetual-life REIT, which means that we intend to offer shares continuously through our ongoing primary offerings and our distribution reinvestment plan. See “Note 10” for detail regarding our public offerings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). In the opinion of management, the accompanying consolidated financial statements contain all adjustments and eliminations, consisting only of normal recurring adjustments necessary for a fair presentation in conformity with GAAP.

Basis of Consolidation

The consolidated financial statements include the accounts of Ares Real Estate Income Trust Inc., the Operating Partnership, their wholly-owned subsidiaries, including a taxable REIT subsidiary, and their consolidated joint ventures, as well as amounts related to noncontrolling interests. See “Noncontrolling Interests” below for further detail concerning the accounting policies regarding noncontrolling interests. All material intercompany accounts and transactions have been eliminated.

The Operating Partnership meets the criteria of a variable interest entity (“VIE”) as the Operating Partnership’s limited partners do not have the right to remove the general partner and do not have substantive participating rights in the operations of the Operating Partnership. Pursuant to the operating partnership agreement, we are the primary beneficiary of the Operating Partnership as we have the obligation to absorb losses and receive benefits, and the power to control substantially all of the activities which most significantly impact the economic performance of the Operating Partnership. As such, the Operating Partnership continues to be consolidated within our consolidated financial statements.

We consolidate all entities in which we have a controlling financial interest through majority ownership or voting rights and variable interest entities whereby we are the primary beneficiary. In determining whether we have a controlling financial interest in a partially owned entity and the requirement to consolidate the accounts of that entity, we consider whether the entity is a variable interest entity (“VIE”) and whether we are the primary beneficiary. We are the primary beneficiary of a VIE when we have (i) the power to direct the most significant activities impacting the economic performance of the VIE and (ii) the obligation to absorb losses or receive benefits significant to the VIE. Entities that do not qualify as VIEs are generally considered voting interest entities (“VOEs”) and are evaluated for consolidation under the voting interest model. VOEs are consolidated when we control the entity through a majority voting interest or other means. When the requirements for consolidation are not met and we have significant influence over the operations of the entity, the investment is accounted for under the equity method of accounting. Equity method investments are initially recorded at cost and subsequently adjusted for our pro-rata share of net income, contributions and distributions.

Use of Estimates

GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from these estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they are determined to be necessary.

Reclassifications

Certain items in our consolidated balance sheet as of December 31, 2020 and in our consolidated statements of operations for the years ended December 31, 2019 and 2020 have been reclassified to conform to the 2021 presentation. Our accrued performance participation allocation has been reclassified from accounts payable and accrued expenses to other liabilities in our consolidated balance sheets. Additionally, acquisition costs and reimbursements have been reclassified from general and administrative expenses to be shown separately on one line item on the consolidated statements of operations.

Investment in Real Estate Properties

We first determine whether an acquisition constitutes a business or asset acquisition. Upon either a business or asset acquisition, the purchase price of a property is allocated to land, building and intangible lease assets and liabilities. The allocation of the purchase price to building is based on management’s estimate of the property’s “as-if” vacant fair value. The “as-if” vacant fair value is determined by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data and other related information. The allocation of the purchase price to intangible lease assets represents the value associated with the in-place leases, which may include lost rent, leasing commissions, tenant improvements, legal and other related costs. The allocation of the purchase price to above-market lease assets and below-market lease liabilities results from in-place leases being above or below management’s estimate of fair market rental rates at the acquisition date and are measured over a period equal to the remaining term of the lease for above-market leases and the remaining term of the lease, plus the term of any below-market fixed-rate renewal option periods, if applicable, for below-market leases. Intangible lease assets, above-market lease assets, and below-market lease liabilities are collectively referred to as “intangible lease assets and liabilities.”

If any debt is assumed in an acquisition, the difference between the fair value and the face value of debt is recorded as a premium or discount and amortized to interest expense over the life of the debt assumed. See “Note 3” for additional information regarding debt assumed in connection with our 2021 and 2020 acquisitions. Transaction costs associated with the acquisition of a property are capitalized as incurred in an asset acquisition and are allocated to land, building and intangible lease assets on a relative fair value basis. Transaction costs associated with business combinations are expensed as they are incurred. Properties that are probable to be sold are to be designated as “held for sale” on the consolidated balance sheets when certain criteria are met.

The results of operations for acquired businesses and properties are included in the consolidated statements of operations from their respective acquisition dates. Intangible lease assets are amortized to real estate-related depreciation and amortization over the remaining lease term. Above-market lease assets are amortized as a reduction in rental revenues over the remaining lease term and below-market lease liabilities are amortized as an increase in rental revenues over the remaining lease term, plus any applicable fixed-rate renewal option periods. We expense any unamortized intangible lease asset or record an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability when a customer terminates a lease before the stated lease expiration date. During the years ended December 31, 2021, 2020 and 2019, we recorded $0.9 million, $2.6 million and $2.0 million, respectively, related to write-offs of unamortized intangible lease assets and liabilities due to early lease terminations.

Land, building, building and land improvements, tenant improvements, lease commissions, and intangible lease assets and liabilities, which are collectively referred to as “real estate assets,” are stated at historical cost less accumulated depreciation and amortization. Costs associated with the development and improvement of our real estate assets are capitalized as incurred. These costs include capitalized interest, insurance, real estate taxes and certain general and administrative expenses if such costs are incremental and identifiable to a specific activity to prepare the real estate asset for its intended use. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred.

Real estate-related depreciation and amortization are computed on a straight-line basis over the estimated useful lives as describe in the following table:

Land	Not depreciated
Building	20-40 years
Building and land improvements	10-40 years
Tenant improvements	Lesser of useful life or lease term
Lease commissions	Over lease term
Intangible in-place lease assets	Over lease term
Above-market lease assets	Over lease term
Below-market lease liabilities	Over lease term, including below-market fixed-rate renewal options

Certain of our investments in real estate are subject to a ground lease, for which a lease liability and corresponding right of use asset were recognized. We calculate the amount of the lease liability and right of use asset by taking the present value of the remaining lease payments, and adjusting the right of use asset for any existing straight-line ground rent liability and acquired ground lease intangibles. An estimated incremental borrowing rate of a loan with a similar term as the ground lease was used as the discount rate. The lease liability is included as a component of other liabilities, and the related right of use asset is recorded as a component of net investments in real estate properties on our consolidated balance sheets. The amortization of the below-market ground lease is recorded as an adjustment to real estate-related depreciation and amortization on our consolidated statements of operations.

Real estate assets that are determined to be held and used will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and we will evaluate the recoverability of such real estate assets based on estimated future cash flows and the estimated liquidation value of such real estate assets, and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the real estate asset. If impaired, the real estate asset will be written down to its estimated fair value. Refer to “Note 3” for detail regarding the non-cash impairment charges recorded during the years ended December 31, 2021 and 2019. There were no impairment charges during the year ended December 31, 2020.

Investment in Unconsolidated Joint Venture Partnerships

We analyze our investment in an unconsolidated joint venture under GAAP to determine if the joint venture is a VIE and whether the requisite substantial participating rights described in the GAAP are held by the partners not affiliated with the us. If the joint venture is not a VIE and the partners not affiliated with us hold substantial participating rights, we account for our investment in the joint venture under the equity method. Under the equity method, the investment is initially recorded at cost (including direct acquisition costs) and subsequently adjusted to reflect our proportionate share of equity in the joint venture’s net (income) loss, distributions received, contributions made and certain other adjustments made, as appropriate, which is included in investment in unconsolidated joint venture partnerships on our consolidated balance sheets. The proportionate share of ongoing income or loss of the unconsolidated joint venture partnerships is recognized in equity in (income) loss of unconsolidated joint venture partnerships on the consolidated statements of operations. The outside basis portion of our unconsolidated joint venture partnerships (if applicable) is amortized over the anticipated useful lives of the joint ventures’ tangible and intangible assets acquired and liabilities assumed.

When circumstances indicate there may have been a reduction in the value of an equity investment, we evaluate whether the loss is other than temporary. If we conclude it is other than temporary, an impairment charge is recognized to reflect the equity investment at fair value. No impairment losses were recorded related to our investment in unconsolidated joint venture partnerships for the year ended December 31, 2021.

Debt-Related Investments

Debt-related investments are considered to be held for investment, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments unless such loans or investments are deemed to be impaired.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less, such as money market mutual funds or certificates of deposit. We may have bank balances in excess of federally insured amounts; however, we deposit our cash and cash equivalents with high credit-quality institutions to minimize credit risk.

Restricted Cash

Restricted cash consists primarily of lender and property-related escrow accounts.

Derivative Instruments

We record our derivative instruments at fair value. The accounting for changes in fair value of derivative instruments depends on whether it has been designated and qualifies as a hedge and, if so, the type of hedge. Our interest rate swap derivative instruments are designated as cash flow hedges and are used to hedge exposure to variability in expected future interest payments. The change in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income (loss) on the consolidated balance sheets and is subsequently reclassified into earnings as interest expense for the period that the hedged forecasted transaction affects earnings, which is when the interest expense is recognized on the related debt. Our interest rate cap derivative instruments are not designated as hedges and therefore, changes in fair value must be recognized through income. We do not use derivative instruments for trading or speculative purposes.

Deferred Financing Costs

Deferred financing costs include fees and costs incurred to obtain long-term financing, including costs associated with financing obligations. These fees and costs are amortized to interest expense over the expected terms of the related credit facilities. Unamortized deferred financing costs are written off if debt is retired before its expected maturity date. Accumulated amortization of deferred financing costs was approximately $13.0 million and $13.9 million as of December 31, 2021 and 2020, respectively. Our interest expense for the years ended December 31, 2021, 2020 and 2019 included $13.6 million, $10.0 million and $6.9 million, respectively, of amortization of financing costs.

Distribution Fees

Distribution fees are paid monthly. Distribution fees are accrued upon the issuance of Class T, Class S and Class D shares. As of the balance sheet date, we accrue for: (i) the monthly amount payable, and (ii) the estimated amount of distribution fees that we may pay in future periods. The accrued distribution fees are reflected in additional paid-in capital in stockholders’ equity. See “Note 13” for additional information regarding when distribution fees become payable.

Noncontrolling Interests

Due to our control of the Operating Partnership through our sole general partner interest and our limited partner interest, we consolidate the Operating Partnership. The remaining limited partner interests in the Operating Partnership are owned by third-party investors and are presented as noncontrolling interests in the consolidated financial statements. The noncontrolling interests are reported on the consolidated balance sheets within permanent equity, separate from stockholders’ equity.

For consolidated joint venture partnerships, the non-controlling partner’s share of the assets, liabilities and operations of the joint venture is included in noncontrolling interests as equity. The noncontrolling partner’s interest is generally computed as the joint venture partner’s ownership percentage.

Redeemable Noncontrolling Interest

The Former Sponsor held, directly or indirectly, partnership units in the Operating Partnership (“OP Units”), which were issued as payment of the performance participation allocation (also referred to as the performance component of the advisory fee) pursuant to the advisory agreement (the “Advisory Agreement”) by and among us, the Operating Partnership and   the Advisor. Subsequent to the Transaction (as defined in “Note 13”), the Former Sponsor transferred these OP Units to its members or their affiliate. We have classified these OP Units as redeemable noncontrolling interest in mezzanine equity on the consolidated balance sheets due to the fact that, as defined in the operating partnership agreement, the limited partners who hold these OP Units have the ability to transfer or redeem its OP units at any time. The redeemable noncontrolling interest is recorded at the greater of the carrying amount, adjusted for its share of the allocation of income or loss and dividends, or the redemption value, which is equivalent to fair value, of such OP units at the end of each measurement period. See “Note 11” for additional information regarding redeemable noncontrolling interests.

Revenue Recognition

When a lease is entered into, we first determine if the collectability from the customer is probable. If the collectability is not probable, we recognize revenue when the payment has been received. If the collectability is determined to be probable, we record rental revenue on a straight-line basis over the full lease term. Certain properties have leases that offer the customer a period of time where no rent is due or where rent payments change during the term of the lease. Accordingly, we record receivables from customers for rent that we expect to collect over the remaining lease term rather than currently, which are recorded as a straight-line rent receivable. We analyze accounts receivable by considering customer creditworthiness, current economic trends, including the impact of the outbreak of the current novel coronavirus (COVID-19) pandemic on customers’ businesses, and customers’ ability to make payments on time and in full when evaluating the adequacy of the allowance for doubtful accounts receivable. As of December 31, 2021, the impact of COVID-19 on customer collectability has been minimal and has not had a material impact on the consolidated financial statements. We evaluate collectability from our customers on an ongoing basis. If the assessment of collectability changes during the lease term, any difference between the revenue that would have been recognized under the straight-line method and the lease payments that have been collected will be recognized as a current period adjustment to rental revenues. When we acquire a property, the term of each existing lease is considered to commence as of the acquisition date for purposes of this calculation. As of December 31, 2021 and 2020, our allowance for doubtful accounts was approximately $0.6 million and $1.1 million, respectively. These amounts are included in our other assets on the consolidated balance sheets.

In connection with property acquisitions, we may acquire leases with rental rates above or below estimated market rental rates. Above-market lease assets are amortized as a reduction to rental revenue over the remaining lease term, and below-market lease liabilities are amortized as an increase to rental revenue over the remaining lease term, plus any applicable fixed-rate renewal option periods.

We expense any unamortized intangible lease asset or record an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability by reassessing the estimated remaining useful life of such intangible lease asset or liability when it becomes probable a customer will terminate a lease before the stated lease expiration date.

Upon disposition of a real estate asset, we will evaluate the transaction to determine if control of the asset, as well as other specified criteria, has been transferred to the buyer to determine proper timing of recognizing gains or losses.

Income Taxes

We elected under the Internal Revenue Code of 1986, as amended, to be taxed as a REIT beginning with the tax year ended December 31, 2006. As a REIT, we generally are not subject to U.S. federal income taxes on net income we distribute to our stockholders. We intend to make timely distributions sufficient to satisfy the annual distribution requirements. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax on our taxable income at regular corporate tax rates. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property and federal income and excise taxes on our undistributed income.

Net Income (Loss) Per Share

Basic net income (loss) per common share is determined by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per common share includes the effects of potentially issuable common stock, but only if dilutive, including the presumed exchange of OP Units. See “Note 14” for additional information regarding net income (loss) per share.

Fair Value Measurements

Fair value measurements are determined based on assumptions that market participants would use in pricing of assets or estimating liabilities. Fair value measurements are categorized into one of three levels of the fair value hierarchy based on the lowest level of significant input used. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. Considerable judgment and a high degree of subjectivity are involved in developing these estimates. These estimates may differ from the actual amounts that we could realize upon settlement.

The fair value hierarchy is as follows:

Level 1—Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2—Other observable inputs, either directly or indirectly, other than quoted prices included in Level 1, including:

●	Quoted prices for similar assets/liabilities in active markets;
●	Quoted prices for identical or similar assets/liabilities in non-active markets (e.g., few transactions, limited information, non-current prices, high variability over time);

●	Inputs other than quoted prices that are observable for the asset/liability (e.g., interest rates, yield curves, volatilities, default rates); and
●	Inputs that are derived principally from or corroborated by other observable market data.

Level 3—Unobservable inputs that cannot be corroborated by observable market data.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents. At times, balances with any one financial institution may exceed the Federal Deposit Insurance Corporation insurance limits. We believe this risk is mitigated by investing our cash with high-credit quality financial institutions.

As our revenues predominately consist of rental payments, we are dependent on our customers for our source of revenues. Concentration of credit risk arises when our source of revenue is highly concentrated from certain of our customers. As of December 31, 2021, no customers represented more than 10.0% of our total annualized base rent.

Recently Adopted Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)” (“ASU 2020-06”), which updates various codification topics to simplify the accounting guidance for certain financial instruments with characteristics of liabilities and equity, with a specific focus on convertible instruments and the derivative scope exception for contracts in an entity’s own equity. ASU 2020-06 is effective for annual and interim reporting periods beginning after December 15, 2021, with early adoption permitted for annual and interim reporting periods beginning after December 15, 2020. We adopted this standard as of the reporting period beginning January 1, 2021. The adoption did not have a material effect on our consolidated financial statements.

In January 2021, the FASB issued ASU 2021-01 “Reference Rate Reform (Topic 848)” (“ASU 2021-01”) to refine the scope of ASU 2020-04 and clarify the guidance as part of FASB’s ongoing monitoring of global reference rate reform activities. The ASU extends the guidance to provide optional expedients and exceptions for applying GAAP to derivative contracts if certain criteria are met. The amendments only apply to derivative contracts that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. ASU 2021-01 is effective for annual and interim reporting periods beginning after March 12, 2020, with early adoption permitted, through December 31, 2022. The expedients and exceptions do not apply to derivative contracts entered into after December 31, 2022. We adopted this standard immediately upon its issuance. The adoption did not have a material effect on our consolidated financial statements.

3. INVESTMENTS IN REAL ESTATE PROPERTIES

The following table summarizes our consolidated investments in real estate properties and excludes properties classified as held for sale. Refer to “Note 4” for detail relating to our real estate properties held for sale:

	As of December 31,
(in thousands)	2021	2020
Land	$583,728	$476,442
Buildings and improvements	2,180,358	1,689,474
Intangible lease assets	284,128	289,762
Right of use asset	13,637	—
Investment in real estate properties	3,061,851	2,455,678
Accumulated depreciation and amortization	(472,025)	(501,105)
Net investment in real estate properties	$2,589,826	$1,954,573

Acquisitions

During the years ended December 31, 2021 and 2020, we acquired 100% of the following properties through asset acquisitions, except as noted below:

($ in thousands)	Property Type	Acquisition Date	Total Purchase Price (1)
Radar Distribution Center	Industrial	3/31/2021	$49,168
Intermountain Space Center	Industrial	6/30/2021	61,057
Airway Industrial Park	Industrial	7/9/2021	24,356
Greenwood Business Center	Industrial	8/2/2021	16,888
25 Linden Industrial Center	Industrial	8/31/2021	17,146
Little Orchard Business Park	Industrial	9/8/2021	96,559
Tustin Business Center	Industrial	9/22/2021	33,285
Campus Drive IC	Industrial	10/7/2021	6,652
Long Island Logistics Center	Industrial	12/9/2021	20,001
Phoenix IC	Industrial	12/13/2021	17,604
Tempe IC	Industrial	12/13/2021	28,347
Las Vegas IC	Industrial	12/13/2021	8,809
Barrow Crossing	Retail	6/22/2021	50,205
oLiv Tucson (2)	Residential	10/20/2021	124,219
Arabelle Clearwater	Residential	11/30/2021	116,352
Arabelle Riverwalk (3)	Residential	12/28/2021	234,050
Total 2021 acquisitions			$904,698
2020 Acquisitions:
Village at Lee Branch	Retail	1/29/2020	$41,665
Railhead DC (4)	Industrial	2/4/2020	19,295
Tri-County DC II B	Industrial	2/14/2020	2,884
Sterling IC	Industrial	3/25/2020	5,118
Clayton Commerce Center	Industrial	6/26/2020	59,289
Bay Area Commerce Center	Industrial	8/27/2020	48,807
Air Tech DC (5)	Industrial	10/16/2020	18,709
East Columbia IC	Industrial	12/2/2020	14,914
Plainfield LC	Industrial	12/16/2020	19,428
395 LC	Industrial	12/21/2020	68,270
The Palms	Residential	11/3/2020	79,212
Total 2020 acquisitions			$377,591

(1)	Total purchase price is equal to the total consideration paid plus any debt assumed at fair value.
(2)	We acquired a 97.5% interest in this property. As part of the transaction, we assumed a ground lease with 97 years remaining and four 25 year extension options, which resulted in a $13.6 million right of use asset and a $4.4 million lease liability associated with the ground lease upon completion of the transaction.
(3)	Includes debt assumed at fair value as of the acquisition date of $125.9 million, with a principal amount of $117.1 million.
(4)	Includes debt assumed at fair value as of the acquisition date of $9.8 million, with a principal amount of $9.2 million.
(5)	Includes debt assumed at fair value as of the acquisition date of $3.6 million, with a principal amount of $3.4 million.

During the years ended December 31, 2021 and 2020, we allocated the purchase price of our acquisitions to land, building and intangible lease assets and liabilities as follows:

	As of December 31,
($ in thousands)	2021	2020
Land	$166,310	$64,517
Building	703,597	287,762
Intangible lease assets	39,270	26,144
Above-market lease assets	1,392	2,102
Right of use asset (1)	13,637	—
Lease liability (1)	(4,440)	—
Below-market lease liabilities	(15,068)	(2,934)
Total purchase price (2)	$904,698	$377,591

(1)	Right of use asset and lease liability are related to the ground lease entered into as part of the oLiv Tucson transaction.
(2)	Total purchase price is equal to the total consideration paid plus any debt assumed at fair value.

The weighted-average amortization period for the intangible lease assets and liabilities acquired in connection with our acquisitions during the years ended December 31, 2021 and 2020, as of the respective date of each acquisition, were 7.7 years and 9.2 years, respectively.

Dispositions

During the year ended December 31, 2021, we sold three retail properties, one industrial property, and two office properties for net proceeds of approximately $223.8 million. We recorded a net gain on sale of approximately $77.9 million.

During the year ended December 31, 2020, we sold one retail property and one retail outparcel for net proceeds of approximately $27.4 million. We recorded a net gain on sale of approximately $13.3 million.

Intangible Lease Assets and Liabilities

Intangible lease assets and liabilities, excluding properties classified as held for sale, as of December 31, 2021 and 2020 include the following:

	As of December 31, 2021			As of December 31, 2020
		Accumulated			Accumulated
(in thousands)	Gross	Amortization	Net	Gross	Amortization	Net
Intangible lease assets	$261,401	$(186,820)	$74,581	$266,242	$(214,055)	$52,187
Above-market lease assets	22,727	(19,507)	3,220	23,520	(21,216)	2,304
Below-market lease liabilities	(80,206)	32,707	(47,499)	(79,891)	39,434	(40,457)

The following table details the estimated net amortization of such intangible lease assets and liabilities, excluding properties classified as held for sale, as of December 31, 2021, for the next five years and thereafter:

	As of December 31, 2021
(in thousands)	2022	2023	2024	2025	2026	Thereafter	Total
Intangible lease assets	$20,877	$13,465	$10,269	$8,575	$6,854	$14,541	$74,581
Above-market lease assets	565	553	525	415	352	810	3,220
Below-market lease liabilities	(4,153)	(3,982)	(3,619)	(3,441)	(3,199)	(29,105)	(47,499)

Rental Revenue Adjustments and Depreciation and Amortization Expense

The following table summarizes straight-line rent adjustments, amortization recognized as an increase (decrease) to rental revenues from above-and below-market lease assets and liabilities, and real estate-related depreciation and amortization expense:

	For the Year Ended December 31,
(in thousands)	2021	2020	2019
Increase (decrease) to rental revenue:
Straight-line rent adjustments (1)	$5,849	$5,539	$7,776
Above-market lease amortization	(469)	(357)	(792)
Below-market lease amortization	3,559	3,521	4,042
Real estate-related depreciation and amortization:
Depreciation expense	$59,766	$47,629	$40,824
Intangible lease asset amortization	14,649	15,294	16,518

(1)	The straight-line rent adjustment amount for the years ended December 31, 2021 and 2019 included $2.5 million and $6.1 million, respectively, related to early lease termination payments that were recognized to rental revenues on a straight-line basis over the remaining term of the respective lease. There was no straight-line rent adjustments related to early lease termination fees for the year ended December 31, 2020.

Future Minimum Rentals

Future minimum base rental payments, which equal the cash basis of monthly contractual rent, owed to us from our commercial customers under the terms of non-cancelable operating leases in effect as of December 31, 2021, excluding rental revenues from the potential renewal or replacement of existing leases and excluding rental revenues from properties classified as held for sale, were as follows for the next five years and thereafter:

As of December 31,
(in thousands)	2021
Year 1	$128,671
Year 2	119,272
Year 3	103,502
Year 4	90,453
Year 5	74,651
Thereafter	233,682
Total	$750,231

Leases for our residential customers are generally 12 months or less and are therefore excluded from the table above.

Real Estate Property Impairment

During the year ended December 31, 2021, we recorded non-cash impairment charges of $0.8 million related to a retail property located in the Manomet, Massachusetts market, which was disposed of in March 2021. Prior to the disposition, we reevaluated the fair value of the property and determined that the net book value of the property exceeded the respective contract sales price less costs to sell the property, resulting in the impairment.

There were no impairment charges recorded during the year ended December 31, 2020.

During the year ended December 31, 2019, we recorded an incremental impairment of $0.1 million due to additional costs incurred which related to the retail property located in the Holbrook, Massachusetts market that had been previously impaired during 2018.

We have determined that our impairments are non-recurring fair value measurements that fall within Level 3 of the fair value hierarchy. See “Note 2” for further discussion of the fair value hierarchy.

4. ASSETS HELD FOR SALE

We classify a property as held for sale when certain criteria are met, in accordance with GAAP. Assets classified as held for sale are expected to be sold to a third party. At such time the property meets the held for sale criteria, the respective assets and liabilities are presented separately in the consolidated balance sheets and depreciation is no longer recognized. Assets held for sale are reported at the lower of their carrying amount or their estimated fair value less the costs to sell the assets.

As of December 31, 2021, we had one retail property (Bandera Road) and one office property (1st Avenue) that met the criteria to be classified as held for sale. The following table summarizes the amounts held for sale as of December 31, 2021. Both properties were subsequently sold in the first quarter of 2022.

	As of
(in thousands)	December 31, 2021	December 31, 2020
Net investment in real estate properties	$101,690	$—
Other Assets	3,406	—
Assets held for sale	$105,096	$—
Accounts payable and accrued expenses	$3,172	$—
Intangible lease liabilities, net	995
Other liabilities	1,577	—
Liabilities related to assets held for sale	$5,744	$—

5. INVESTMENTS IN UNCONSOLIDATED JOINT VENTURE PARTNERSHIPS

On November 30, 2021, we acquired interests in two joint venture partnerships, Pathfinder Core AREIT JV NNN Holdings, LLC (“Net Lease JV I”) and Pathfinder Core AREIT Net Lease Aggregator LLC (“Net Lease JV II”), for purposes of investing in properties across the U.S. with triple net lease agreements. On December 21, 2021, we also acquired interests in another joint venture partnership, AREIT-McDowell Vue Parent LLC (“Vue 1400 JV”), with third party investors for purposes of acquiring a 316 unit residential property in West Palm Beach, Florida. We record our investments in these joint venture partnerships under the equity method on our consolidated balance sheets as we have the ability to exercise significant influence in each partnership but do not have control of the entities.

The following table summarizes our investments in unconsolidated joint venture partnerships as of December 31, 2021:

			Investment in
		Ownership	Unconsolidated Joint
($ in thousands)	Segment	Percentage	Venture Partnership
Vue 1400 JV	Residential	85%	$26,117
Net Lease JV I	Net Lease	50%	16,267
Net Lease JV II	Net Lease	50%	15,041
Total investment in unconsolidated joint venture partnerships			$57,425

During the year-ended December 31, 2021, we recorded approximately $0.1 million in equity income from our equity holdings in these investments.

6. DEBT

Our consolidated indebtedness is currently comprised of borrowings under our line of credit, term loans and mortgage notes. Borrowings under our non-recourse mortgage notes are secured by mortgages or deeds of trust and related assignments and security interests in collateralized and certain cross-collateralized properties, which are generally owned by single purpose entities. Two of our mortgage notes are currently partial recourse to us, for which we provide the following limited guaranties: $16.3 million and $0.3 million that are each guaranteed until we meet certain lender-specified thresholds at the respective collateralized property. Other than these limited guarantees, the assets and credit of each of our consolidated properties pledged as collateral for our mortgage notes are not available to satisfy our debt and obligations, unless we first satisfy the mortgages note payable on the respective underlying properties. A summary of our debt is as follows:

	Weighted-Average
	Effective Interest Rate as of			Balance as of
	December 31,	December 31,		December 31,	December 31,
($ in thousands)	2021	2020	Current Maturity Date	2021	2020
Line of credit (1)	1.35%	1.54%	November 2025	$256,000	$106,000
Term loan (2)	3.16	3.27	November 2026	325,000	325,000
Term loan (3)	3.19	3.29	January 2027	200,000	200,000
Fixed-rate mortgage notes	3.49	3.55	October 2022 - May 2031	381,954	210,544
Floating-rate mortgage note (4)	2.26	2.50	October 2024 - October 2026	207,600	127,000
Total principal amount / weighted-average (5)	2.78%	3.04%		$1,370,554	$968,544
Less: unamortized debt issuance costs				$(16,762)	$(4,083)
Add: mark-to-market adjustment on assumed debt				9,442	844
Total debt, net				$1,363,234	$965,305
Gross book value of properties encumbered by debt				$981,927	$584,637

(1)	The effective interest rate is calculated based on the London Interbank Offered Rate (“LIBOR”), plus a margin ranging from 1.25% to 2.00%, depending on our consolidated leverage ratio. As of December 31, 2021, the unused and available portions under the line of credit were approximately $444.0 million and $327.8 million, respectively. The line of credit is available for general business purposes including, but not limited to, refinancing of existing indebtedness and financing the acquisition of permitted investments, including commercial properties.
(2)	The effective interest rate is calculated based on LIBOR, plus a margin ranging from 1.20% to 1.90%, depending on our consolidated leverage ratio. Total commitments for this term loan are $400.0 million. As of December 31, 2021, the unused and available portion of this term loan was $75.0 million. Any additional amount drawn on this term loan would reduce the amount available under the line of credit in the same amount. The weighted-average interest rate is the all-in interest rate, including the effects of interest rate swap agreements relating to approximately $300.0 million in borrowings under this term loan.
(3)	The effective interest rate is calculated based on LIBOR, plus a margin ranging from 1.20% to 1.90%, depending on our consolidated leverage ratio. Total commitments for this term loan are $400.0 million. As of December 31, 2021, the unused and available portion of this term loan was $200.0 million. Any additional amount drawn on this term loan would reduce the amount available under the line of credit in the same amount. The weighted-average interest rate is the all-in interest rate and is fixed through interest swap agreements.
(4)	The effective interest rate is calculated based on LIBOR plus a margin. As of December 31, 2021, our floating-rate mortgage notes were subject to interest rate spreads ranging from 1.55% to 2.50%. As of December 31, 2020, our floating-rate mortgage note was subject to an interest rate spread of 2.25%.
(5)	The weighted-average remaining term of our consolidated borrowings was approximately 4.9 years as of December 31, 2021, excluding the impact of certain extension options.

As of December 31, 2021, the principal payments due on our consolidated debt during each of the next five years and thereafter were as follows:

(in thousands)	Line of Credit (1)	Term Loans	Mortgage Notes	Total
2022	$—	$—	$1,612	$1,612
2023	—	—	1,463	1,463
2024	—	—	129,265	129,265
2025	256,000	—	72,360	328,360
2026	—	325,000	84,214	409,214
Thereafter	—	200,000	300,640	500,640
Total principal payments	$256,000	$525,000	$589,554	$1,370,554

(1)	The term of the line of credit may be extended pursuant to two six-month extension options, subject to certain conditions.

In July 2017, the Financial Conduct Authority (“FCA”) that regulates LIBOR announced it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. As a result, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee ("ARRC"), which identified the Secured Overnight Financing Rate ("SOFR") as its preferred alternative rate for LIBOR in derivatives and other financial contracts. We are not able to predict when LIBOR will cease to be available or when there will be sufficient liquidity in the SOFR markets. Any changes adopted by the FCA or other governing bodies in the method used for determining LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR. If that were to occur, our interest payments could change. In addition, uncertainty about the extent and manner of future changes may result in interest rates and/or payments that are higher or lower than if LIBOR were to remain available in its current form.

LIBOR is expected to be phased out or modified by June 2023. As of December 31, 2021, our line of credit, term loans and mortgage notes are our only consolidated indebtedness with initial or extended maturity dates beyond 2023 that have exposure to LIBOR. The agreements governing these loans provide procedures for determining a replacement or alternative base rate in the event that LIBOR is discontinued. However, there can be no assurances as to whether such replacement or alternative base rate will be more or less favorable than LIBOR. We intend to monitor the developments with respect to the potential phasing out of LIBOR after 2023 and work with our lenders to seek to ensure any transition away from LIBOR will have minimal impact on our financial condition, but can provide no assurances regarding the impact of the discontinuation of LIBOR.

Debt Covenants

Our line of credit, term loans and mortgage note agreements contain various property-level covenants, including customary affirmative and negative covenants. In addition, the line of credit and term loan agreements contain certain corporate-level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth thresholds. We were in compliance with our debt covenants as of December 31, 2021.

Derivative Instruments

To manage interest rate risk for certain of our variable-rate debt, we use interest rate derivative instruments as part of our risk management strategy. These derivatives are designed to mitigate the risk of future interest rate increases by either providing a fixed interest rate or capping the variable interest rate for a limited, pre-determined period of time. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for us making fixed-rate payments over the life of the interest rate swap agreements without exchange of the underlying notional amount. Interest rate caps involve the receipt of variable amounts from a counterparty at the end of each period in which the interest rate exceeds the agreed fixed price. Interest rate caps are not designated as hedges. Certain of our variable-rate borrowings are not hedged, and therefore, to an extent, we have ongoing exposure to interest rate movements.

For derivative instruments that are designated and qualify as cash flow hedges, the gain or loss is recorded as a component of accumulated other comprehensive income (loss) (“AOCI”) on the consolidated balance sheets and is reclassified into earnings as interest expense for the same period that the hedged transaction affects earnings, which is when the interest expense is recognized on the related debt.  During the next 12 months, we estimate that approximately $5.4 million will be reclassified as an increase to interest expense related to active effective hedges of existing floating-rate debt, and we estimate that approximately $0.1 million will be reclassified as an increase to interest expense related to terminated hedges where the likelihood of the originally hedged interest payments remains probable.

The following table summarizes the location and fair value of our derivative instruments on our consolidated balance sheets:

	Number of			Fair Value
($ in thousands)	Contracts	Notional Amount	Other Assets	Other Liabilities
As of December 31, 2021
Interest rate swaps	13	$500,000	$164	$11,236
Interest rate caps	2	207,600	159	—
Total derivative instruments	15	$707,600	$323	$11,236
As of December 31, 2020
Interest rate swaps	14	$549,849	$—	$26,916
Interest rate caps	1	127,000	—	—
Total derivative instruments	15	$676,849	$—	$26,916

The following table presents the effect of our derivative instruments on our consolidated financial statements:

	For the Year Ended December 31,
(in thousands)	2021	2020	2019
Derivative instruments designated as cash flow hedges:
Gain (loss) recognized in AOCI	$5,616	$(21,589)	$(13,341)
Amount reclassified from AOCI into interest expense	10,281	7,747	(1,600)
Gain reclassified from AOCI due to hedged transactions becoming probable of not occurring	—	—	(1,374)
Total interest expense presented in the consolidated statements of operations in which the effects of cash flow hedges are recorded	70,494	58,747	48,170
Derivative instruments not designated as cash flow hedges:
Gain (loss) recognized in income	$71	$(13)	$(25)

7. DST PROGRAM

We have a program to raise capital through private placement offerings by selling beneficial interests in specific Delaware statutory trusts holding real properties (the “DST Program”). Under the DST Program, each private placement offers interests in one or more real properties placed into one or more Delaware statutory trust(s) by the Operating Partnership or its affiliates (“DST Properties”). DST Properties may be sourced from properties currently indirectly owned by the Operating Partnership or newly acquired properties. The underlying interests of real properties sold to investors pursuant to such private placements are leased-back by an indirect wholly owned subsidiary of the Operating Partnership on a long-term basis. These master lease agreements are fully guaranteed by the Operating Partnership. Additionally, the Operating Partnership retains a fair market value purchase option giving it the right, but not the obligation, to acquire the interests in the Delaware statutory trusts from the investors at a later time in exchange for OP Units.

Under the master lease, we are responsible for subleasing the property to occupying customers and all underlying costs associated with operating the property, and are responsible for paying rent to the Delaware statutory trust that owns such property. As such, for financial reporting purposes (and not for income tax purposes), the DST Properties are included in our consolidated financial statements, with the master lease rent payment obligations taking the place of the cost of equity and debt capital. Accordingly, for financial reporting purposes, the rental revenues and rental expenses associated with the underlying property of each master lease are included in the respective line item on the consolidated statements of operations. Consistent with the foregoing, rental payments made to the Delaware statutory trusts pursuant to the master lease agreements are accounted for using the interest method whereby a portion is accounted for as interest expense and a portion is accounted for as an accretion or amortization of the outstanding principal balance of the financing obligations. The net amount we receive from the underlying properties subject to the master lease may be more or less than the amount we pay to the investors of the DST Program and could fluctuate over time.

Consistent with the financial reporting position described herein, the proceeds from each private placement under the DST Program are accounted for as a financing obligation on the consolidated balance sheets due to the fact that we have an option (which may or may not be exercised) to purchase the interests in the Delaware statutory trusts and thereby acquire the real property owned by the Delaware statutory trusts. Consistent with the financial reporting position described herein, upfront costs incurred for services provided by the Advisor and its affiliates related to the DST Program are accounted for as deferred loan costs and are netted against the financing obligation.

In order to facilitate additional capital raise through the DST Program, we have made and may continue to offer loans (“DST Program Loans”) to finance a portion of the sale of beneficial interests (the “DST Interests”) in the trusts holding DST Properties to potential investors. As of December 31, 2021 and 2020, there were approximately $62.1 million and $45.2 million, respectively, of outstanding DST Program Loans that we have made to partially finance the sale of DST Interests. Of the $292.7 million and $278.2 million, respectively, of gross interests sold during the years ended December 31, 2021 and 2020, $26.0 million and $26.5 million, respectively, were financed by DST Program Loans. DST Program Loans are evidenced by promissory notes from the investor and are secured by the investor’s DST Interests based on commercially reasonable terms. DST Program Loans bear interest at market rates that may be fixed or based on LIBOR and are non-recourse to the investor (except for certain non-recourse carve-outs). Accordingly, we include our investments in DST Program Loans separately on our consolidated balance sheets in the “DST Program loans” line item and we include income earned from DST Program Loans in “other income” on our statements of operations. We do not have a significant credit concentration with any individual purchaser as a result of DST Program Loans.

During the years ended December 31, 2021, 2020 and 2019, we sold approximately $292.7 million, $278.2 million and $212.7 million, respectively, of gross interests related to the DST Program, $26.0 million, $26.5 million, and $18.7 million of which were financed by the DST Program Loans, respectively.

During the years ended December 31, 2021, 2020 and 2019, we incurred rent obligations of approximately $28.4 million, $19.4 million and $7.0 million, respectively, under our master lease agreements with investors in the DST Program. Additionally, during the years ended December 31, 2021 and 2020, 15.0 million OP Units and 3.8 million OP Units, respectively, were issued in exchange for DST Interests for a net investment of $115.7 million and $28.3 million, respectively, in accordance with our UPREIT structure.

Refer to “Note 13” for detail relating to the fees paid to the Advisor and its affiliates for raising capital through the DST Program.

8. FAIR VALUE

We estimate the fair value of our financial instruments using available market information and valuation methodologies we believe to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of the amounts that we would realize upon disposition.

Fair Value Measurements on a Recurring Basis

The following table presents our financial instruments measured at fair value on a recurring basis:

				Total
(in thousands)	Level 1	Level 2	Level 3	Fair Value
As of December 31, 2021
Assets:
Derivative instruments	$—	$323	$—	$323
Total assets measured at fair value	$—	$323	$—	$323
Liabilities:
Derivative instruments	$—	$11,236	$—	$11,236
Total liabilities measured at fair value	$—	$11,236	$—	$11,236
As of December 31, 2020
Assets:
Derivative instruments	$—	$—	$—	$—
Total assets measured at fair value	$—	$—	$—	$—
Liabilities:
Derivative instruments	$—	$26,916	$—	$26,916
Total liabilities measured at fair value	$—	$26,916	$—	$26,916

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Derivative Instruments. The derivative instruments are interest rate swaps and interest rate caps whose fair value is estimated using market-standard valuation models. Such models involve using market-based observable inputs, including interest rate curves. We incorporate credit valuation adjustments to appropriately reflect both our nonperformance risk and respective counterparty’s nonperformance risk in the fair value measurements, which we have concluded are not material to the valuation. Due to these derivative instruments being unique and not actively traded, the fair value is classified as Level 2. See “Note 6” above for further discussion of our derivative instruments.

Nonrecurring Fair Value Measurements

As of December 31, 2021 and 2020, the fair values of cash and cash equivalents, restricted cash, tenant receivables, accounts payable and accrued expenses, and distributions payable approximate their carrying values because of the short-term nature of these instruments. The table below includes fair values for certain of our financial instruments for which it is practicable to estimate fair value. The carrying values and fair values of these financial instruments were as follows:

	As of December 31, 2021		As of December 31, 2020
	Carrying	Fair	Carrying	Fair
(in thousands)	Value (1)	Value	Value (1)	Value
Assets:
Debt-related investments	$106,463	$106,463	$49,885	$49,584
DST Program Loans	62,123	62,123	45,229	45,229
Liabilities:
Line of credit	$256,000	$256,000	$106,000	$105,592
Term loans	525,000	525,000	525,000	521,945
Mortgage notes	589,554	600,467	337,544	336,336

(1)	The carrying value reflects the principal amount outstanding.

9. INCOME TAXES

We have concluded that there was no impact related to uncertain tax positions from our results of operations for the years ended December 31, 2021, 2020 and 2019. We had a net deferred tax asset of approximately $1.2 million and $1.6 million as of December 31, 2021 and 2020, respectively, which is offset by a full valuation allowance. The U.S. is the major tax jurisdiction for us and the earliest tax year subject to examination by the taxing authority is 2018.

Distributions

Distributions to stockholders are characterized for U.S. federal income tax purposes as: (i) ordinary income; (ii) non-taxable return of capital; or (iii) long-term capital gain. Distributions that exceed our current and accumulated tax earnings and profits constitute a return of capital and reduce the stockholders’ basis in the common shares. To the extent that a distribution exceeds both current and accumulated earnings and profits and the stockholders’ basis in the common shares, the distributions will generally be treated as a gain from the sale or exchange of such stockholders’ common shares. Under the new tax laws effective January 1, 2018, all distributions (other than distributions designated as capital gain distributions and distributions traceable to distributions from a taxable REIT subsidiary) which are received by a pass-through entity or an individual, are eligible for a 20% deduction from gross income. This eligibility for a 20% deduction will expire as of 2025. At the beginning of each year, we notify our stockholders of the taxability of the distributions paid during the preceding year. In any given year, the overall taxability of distributions could be higher or lower than the preceding year.

The following unaudited table summarizes the annual information reported to investors regarding the taxability of distributions on common stock, as a percentage of total distributions, for the years ended December 31, 2021, 2020 and 2019. This information assumes that an investor owned shares of our common stock for the full 2021 calendar year.

	For the Year Ended December 31,
	2021	2020	2019
Ordinary income	13.62%	3.28%	22.78%
Non-taxable return of capital	61.37	12.34	61.01
Capital gain	25.01	84.38	16.21
Total distributions	100.00%	100.00%	100.00%

Our ordinary income taxability increased in 2021 as compared to 2020 primarily due to increased acquisitions of revenue generating properties. Our capital gain taxability decreased in 2021 as compared to 2020 primarily due to our utilization of 1031 tax deferred exchanges to dispose of certain properties in accordance with our business plan. The remaining distributions in 2021 were treated as non-taxable return of capital.

10. STOCKHOLDERS’ EQUITY

Public Offering

As a net asset value (“NAV”)-based perpetual life REIT, we intend to conduct ongoing public primary offerings of our common stock on a perpetual basis. We also intend to conduct an ongoing distribution reinvestment plan offering for our stockholders to reinvest distributions in our shares. From time to time, we intend to file new registration statements on Form S-11 with the SEC to register additional shares of common stock so that we may continuously offer shares of common stock pursuant to Rule 415 under the Securities Act of 1933, as amended.

Currently, we have the following registration statements effective with the SEC:

●	A public offering of up to $3.0 billion in Class T, Class S, Class D and Class I shares of common stock, consisting of up to $2.5 billion offered in our primary offering and up to $500.0 million offered under our distribution reinvestment plan. We may reallocate amounts between the primary offering and distribution reinvestment plan. As of December 31, 2021, $2.38 billion remained unsold under this registration statement.
●	A public offering of Class E shares under our distribution reinvestment plan. As of December 31, 2021, $84.2 million remained unsold under this registration statement.

The Class T, Class S, Class D, Class I and Class E shares, all of which are collectively referred to herein as shares of common stock, generally have identical rights and privileges, including identical voting rights, but have differing fees that are payable on a class-specific basis. While gross distributions are the same for all share classes, the payment of class-specific fees results in different amounts of net distributions being paid with respect to each class of shares.

A summary of our public offerings (including shares sold through the primary offering and distribution reinvestment plan (“DRIP”)) for the year ended December 31, 2021, is as follows:

(in thousands)	Class T	Class S	Class D	Class I	Class E	Total
Amount of gross proceeds raised:
Primary offering	$56,107	$97,389	$21,299	$76,732	$—	$251,527
DRIP	2,050	4,736	927	8,521	6,963	23,197
Total offering	$58,157	$102,125	$22,226	$85,253	$6,963	$274,724
Number of shares sold:
Primary offering	6,593	12,539	2,778	10,441	—	32,351
DRIP	267	618	121	1,112	910	3,028
Total offering	6,860	13,157	2,899	11,553	910	35,379

Common Stock

The following table describes the changes in each class of common shares during each of the years ended December 31, 2021, 2020 and 2019:

	Class T	Class S	Class D	Class I	Class E	Total
(in thousands)	Shares	Shares	Shares	Shares	Shares	Shares
Balance as of December 31, 2018	2,783	10,516	2,778	37,385	77,390	130,852
Issuance of common stock:
Primary shares	3,298	10,926	1,050	7,881	—	23,155
Distribution reinvestment plan	88	366	80	1,069	1,197	2,800
Share-based compensation	—	—	—	86	—	86
Redemptions of common stock	(317)	(1,215)	(409)	(2,689)	(11,783)	(16,413)
Balance as of December 31, 2019	5,852	20,593	3,499	43,732	66,804	140,480
Issuance of common stock:
Primary shares	4,006	4,507	728	4,531	—	13,772
Distribution reinvestment plan	187	476	91	1,065	1,021	2,840
Share-based compensation	—	—	—	20	—	20
Redemptions of common stock	(214)	(2,060)	(220)	(4,625)	(6,952)	(14,071)
Balance as of December 31, 2020	9,831	23,516	4,098	44,723	60,873	143,041
Issuance of common stock:
Primary shares	6,593	12,539	2,778	10,441	—	32,351
Distribution reinvestment plan	267	618	121	1,112	910	3,028
Share-based compensation	—	—	—	29	—	29
Redemptions of common stock	(266)	(916)	(248)	(1,899)	(5,455)	(8,784)
Balance as of December 31, 2021	16,425	35,757	6,749	54,406	56,328	169,665

Distributions

The following table summarizes our distribution activity (including distributions to noncontrolling interests and distributions reinvested in shares of our common stock) for the periods below:

	Amount
		Common Stock
	Declared per	Distributions	Other Cash	Reinvested in	Total
(in thousands, except per share data)	Common Share (1)	Paid in Cash (2)	Distributions (3)	Shares	Distributions
2021
March 31	$0.09375	$7,562	$2,010	$5,526	$15,098
June 30	0.09375	7,696	2,266	5,723	15,685
September 30	0.09375	7,984	2,613	5,985	16,582
December 31	0.09375	8,265	3,331	6,361	17,957
Total	$0.37500	$31,507	$10,220	$23,595	$65,322
2020
March 31	$0.09375	$7,533	$1,499	$5,360	$14,392
June 30	0.09375	7,539	1,611	5,316	14,466
September 30	0.09375	7,482	1,592	5,282	14,356
December 31	0.09375	7,464	1,750	5,347	14,561
Total	$0.37500	$30,018	$6,452	$21,305	$57,775

(1)	Amount reflects the total gross quarterly distribution rate, prior to adjustment for class-specific fees.
(2)	Amount reflects distributions paid in cash to common stockholders, net of class-specific fees.
(3)	Includes other cash distributions consisting of: (i) distributions paid to holders of OP Units in the Operating Partnership; and (ii) ongoing distribution fees paid to the dealer manager for our public offerings, Ares Wealth Management Solutions, LLC (formerly known as Black Creek Capital Markets, LLC, the “Dealer Manager”), with respect to certain classes of our shares. See “Note 13” for further detail regarding the current and historical ongoing distribution fees.

Redemptions and Repurchases

Below is a summary of redemptions and repurchases pursuant to our share redemption program for the years ended December 31, 2021, 2020 and 2019. Our board of directors may modify, suspend or terminate our current share redemption programs if it deems such action to be in the best interest of our stockholders.

	For the Year Ended December 31,
(in thousands, except for per share data)	2021	2020	2019
Number of shares requested for redemption or repurchase	8,784	14,071	16,413
Number of shares redeemed or repurchased	8,784	14,071	16,413
% of shares requested that were redeemed or repurchased	100.0%	100.0%	100.0%
Average redemption or repurchase price per share	$7.65	$7.50	$7.35

11. REDEEMABLE NONCONTROLLING INTERESTS

The Operating Partnership’s net income and loss will generally be allocated to the general partner and the limited partners in accordance with the respective percentage interest in the OP Units issued by the Operating Partnership.

The Operating Partnership issued OP Units to the Former Sponsor as payment of the performance participation allocation (also referred to as the performance component of the advisory fee) pursuant to the agreement of limited partnership of the Operating Partnership (the “Partnership Agreement”). The Former Sponsor subsequently transferred these OP Units to its members or their affiliates. We have classified these OP Units as redeemable noncontrolling interests in mezzanine equity on the consolidated balance sheets due to the fact that, as provided in the Partnership Agreement, the limited partners who hold these OP Units have the ability to tender the OP Units at any time irrespective of the period that they have held such OP Units, and the Operating Partnership is required to satisfy such redemption for cash unless such cash redemption would be prohibited by applicable law or the Partnership Agreement, in which case such OP Units will be redeemed for shares of the Company’s common stock of the class corresponding to the class of such OP Units. The redeemable noncontrolling interests are recorded at the greater of the carrying amount, adjusted for its share of the allocation of income or loss and dividends, or the redemption value, which is equivalent to fair value, of such OP Units at the end of each measurement period.

The following table summarizes the redeemable noncontrolling interests activity for the years ended December 31, 2021 and 2020:

	For the Year Ended December 31,
($ in thousands)	2021	2020
Balance at beginning of year	$3,798	$-
Settlement of prior year performance participation allocation (1)	4,608	3,776
Distributions to redeemable noncontrolling interests	(418)	(189)
Net income (loss) attributable to redeemable noncontrolling interests	221	(54)
Change from cash flow hedging activities attributable to redeemable noncontrolling interests	103	(45)
Redemption value allocation adjustment to redeemable noncontrolling interests	682	310
Balance at end of year	$8,994	$3,798

(1)	The 2020 performance participation allocation in the amount of $4.6 million became payable to the Former Sponsor on December 31, 2020. At the Advisor’s election, it was paid in the form of Class I OP Units valued at $4.6 million (based on the NAV per unit as of December 31, 2020), which were issued to the Former Sponsor in January 2021 and subsequently transferred to its members or their affiliates. The 2019 performance participation allocation in the amount of $3.8 million became payable to the Former Sponsor on December 31, 2019. At the Advisor’s election, it was paid in the form of Class I OP Units valued at $3.8 million (based on the NAV per unit as of December 31, 2019), which were issued to the Former Sponsor in January 2020 and subsequently transferred to its members or their affiliates.

12. NONCONTROLLING INTERESTS

OP Units

As of December 31, 2021 and 2020, the Operating Partnership had issued OP Units to third-party investors, representing 14.3% and 8.6%, respectively, of limited partnership interests. OP Units held by third-party investors are made up of Class E, Class T, Class S, and Class I OP Units.

The following table summarizes the number of OP Units issued and outstanding to third-party investors:

	As of December 31,
(in thousands)	2021	2020
Number of OP Units issued and outstanding to third-party investors	28,295	13,486
Estimated maximum redemption value (unaudited)	$228,254	$101,703

Subject to certain restrictions and limitations, the holders of OP Units may redeem all or a portion of their OP Units for either: shares of the equivalent class of common stock, cash or a combination of both. If we elect to redeem OP Units for shares of our common stock, we will generally deliver one share of our common stock for each such OP Unit redeemed (subject to any redemption fees withheld), and such shares may, subsequently, only be redeemed for cash in accordance with the terms of our share redemption program. If we elect to redeem

OP Units for cash, the cash delivered will equal the then-current NAV per unit of the applicable class of OP Units (subject to any redemption fees withheld), which will equal the then-current NAV per share of our corresponding class of shares. The following table summarizes the number of OP Units redeemed during the years presented below:

	For the Year Ended December 31,
(in thousands)	2021	2020	2019
Number of OP Units redeemed	776	1,070	196
Aggregate amount of OP Units redeemed	$5,962	$8,032	$1,438

13. RELATED PARTY TRANSACTIONS

We rely on the Advisor, a related party, to manage our day-to-day activities and to implement our investment strategy pursuant to the terms of the amended and restated advisory agreement, effective as of December 1, 2021, by and among us, the Operating Partnership and the Advisor (the “Advisory Agreement”). The current term of the Advisory Agreement ends April 30, 2022, subject to renewals by our board of directors for an unlimited number of successive one-year periods. The Dealer Manager, which is also a related party, provides dealer manager services in connection with our public offerings pursuant to the terms of the fourth amended and restated dealer manager agreement, effective December 1, 2021 (the “Dealer Manager Agreement”) by and among us, the Advisor and the Dealer Manager. On July 1, 2021, Ares closed on the acquisition of Black Creek Group’s U.S. real estate investment advisory and distribution business, including our Former Advisor (the “Transaction”). On the same date, our Former Advisor assigned the advisory agreement to our New Advisor. Ares did not acquire the Former Sponsor, and we now consider the Ares real estate group to be our sponsor. Prior to the Transaction, the Former Sponsor, which owned the Former Advisor, was directly or indirectly majority owned by the estate of John A. Blumberg, James R. Mulvihill and Evan H. Zucker and/or their affiliates. The Dealer Manager was also directly or indirectly majority owned, controlled and/or managed by the estate of Mr. Blumberg, Mr. Mulvihill and/or Mr. Zucker and/or their affiliates. Presently, following the Transaction, the Advisor and the Dealer Manager are directly or indirectly majority owned, controlled and/or managed by Ares. The Advisor and the Dealer Manager receive compensation from us in the form of fees and expense reimbursements for certain services relating to our public offerings and for the investment and management of our assets and our other activities and operations.

Advisory Agreement, Dealer Manager Agreement and Operating Partnership Agreement

The following is a description of the fees and expense reimbursements payable to the Advisor and the Dealer Manager. This summary does not purport to be a complete summary of the Advisory Agreement; the Dealer Manager Agreement; and the limited partnership agreement of the Operating Partnership (the “Operating Partnership Agreement”), and is qualified in its entirety by reference to such agreements, which are incorporated by reference as exhibits to this Annual Report on Form 10-K.

Selling Commissions, Dealer Manager Fees and Distribution Fees. We pay the Dealer Manager upfront selling commissions with respect to Class T and Class S shares sold in the primary offering and dealer manager fees with respect to Class T shares sold in the primary offering. The upfront selling commissions and dealer manager fees are calculated as a percentage of the transaction price (generally equal to the most recent monthly NAV per share) at the time of purchase of such shares. All or a portion of the upfront selling commissions and dealer manager fees will be retained by, or reallowed to, participating broker dealers. In addition, the Dealer Manager is entitled to receive ongoing distribution fees based on the NAV of all outstanding Class T, Class S and Class D shares, including shares issued under our distribution reinvestment plan. The distribution fees will be payable monthly in arrears and will be paid on a continuous basis from year to year. The Dealer Manager will reallow all or a portion of the distribution fees to participating broker dealers and broker dealers servicing accounts of investors who own Class T, Class S, and/or Class D shares. The following table details the selling commissions, dealer manager fees and distribution fees applicable for each share class.

	Class T	Class S	Class D	Class I
Selling commissions (as % of transaction price)	up to 3.00%	up to 3.50%	—%	—%
Dealer manager fees (as % of transaction price)	0.50%	—%	—%	—%
Distribution fees (as % of NAV per annum)	0.85%	0.85%	0.25%	—%

We will cease paying the distribution fees with respect to individual Class T, Class S and Class D shares when they are no longer outstanding, including as a result of a conversion to Class I shares. Each Class T, Class S or Class D share held within a stockholder’s account shall automatically and without any action on the part of the holder thereof convert into a number of Class I shares at the applicable conversion rate on the earliest of: (i) a listing of any shares of our common stock on a national securities exchange; (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets; and (iii) the end of the month in which the Dealer Manager, in conjunction with our transfer agent, determines that the total upfront selling commissions, upfront dealer manager fees and ongoing distribution fees paid with respect to all shares of such class held by such stockholder within such account (including shares purchased through the distribution reinvestment plan or received as stock dividends) equals or exceeds 8.75% (or a lower limit set forth in any applicable agreement between the Dealer Manager and a participating broker dealer, provided that the Dealer Manager advises our transfer agent of the lower limit in writing) of the aggregate purchase price of all shares of such class held by such stockholder within such account and purchased in a primary offering.

Additional Underwriting Compensation and Primary Dealer Fee. We pay directly, or reimburse the Advisor and the Dealer Manager if they pay on our behalf, certain additional items of underwriting compensation, including legal fees of the Dealer Manager, costs reimbursement for registered representatives of participating broker-dealers to attend educational conferences sponsored by us or the Dealer Manager, attendance fees for registered persons associated with the Dealer Manager to attend seminars conducted by participating broker-dealers, and promotional items. In addition to this additional underwriting compensation, the Advisor may also pay the Dealer Manager additional amounts to fund certain of the Dealer Manager’s costs and expenses related to the distribution of our public offering, which will not be reimbursed by us. Also, the Dealer Manager may pay supplemental fees or commissions to participating broker-dealers and servicing broker-dealers with respect to Class I shares sold in the primary offering, which will not be reimbursed by us. Through June 30, 2017, we paid to the Dealer Manager primary dealer fees in the amount of 5.0% of the gross proceeds raised from certain sales of Class I shares in the primary offering. We currently do not intend to pay additional primary dealer fees in our public offerings.

Organization and Offering Expense Reimbursement. We pay directly or reimburse the Advisor and the Dealer Manager if they pay on our behalf, any issuer organization and offering expenses (meaning organization and offering expenses other than underwriting compensation) as and when incurred. After the termination of the primary offering and again after termination of the offering under our distribution reinvestment plan, the Advisor has agreed to reimburse us to the extent that total cumulative organization and offering expenses (including underwriting compensation) that we incur exceed 15% of our gross proceeds from the applicable offering.

Advisory Fee and Operating Expense Reimbursement. The advisory fee consists of a fixed component and a performance participation allocation. The fixed component of the advisory fee includes a fee that will be paid monthly to the Advisor for asset management services provided to on our behalf. The following table details the fixed component of the advisory fee:

Fixed Component
% of applicable monthly NAV per Fund Interest (as defined below) x the weighted-average number of Fund Interests for such month (per annum)	1.10%
% of consideration received by us or our affiliates for selling interests in DST Properties (as defined in “Note 5”) to third-party investors, net of up-front fees and expense reimbursements payable out of gross sale proceeds from the sale of such interests	1.10%

The performance participation allocation is a performance-based amount that will be paid to the Advisor. This amount is calculated on the basis of the overall investment return provided to holders of Fund Interests (i.e., our outstanding shares and OP Units held by third-party investors) in any calendar year such that the Advisor will receive the lesser of (1) 12.5% of (a) the annual total return amount less (b) any loss carryforward, and (2) the amount equal to (x) the annual total return amount, less (y) any loss carryforward, less (z) the amount needed to achieve an annual total return amount equal to 5% of the NAV per Fund Interest at the beginning of such year (the “Hurdle Amount”). The foregoing calculations are calculated on a per Fund Interest basis and multiplied by the weighted-average Fund Interests outstanding during the year. In no event will the performance participation allocation be less than zero. Accordingly, if the annual total return amount exceeds the Hurdle Amount plus the amount of any loss carryforward, then the Advisor will earn a performance participation allocation equal to 100% of such excess, but limited to 12.5% of the annual total return amount that is in excess of the loss carryforward. The “annual total return amount” referred to above means all distributions paid or accrued per Fund Interest plus any change in NAV per Fund Interest since the end of the prior calendar year, adjusted to exclude the negative impact on annual total return resulting from our payment or obligation to pay, or distribute, as applicable, the performance participation allocation as well as ongoing distribution fees (i.e., our ongoing class-specific fees). The “loss carryforward” referred to above will track any negative annual total return amounts from prior years and offset the positive annual total return amount for purposes of the calculation of the performance participation allocation. The loss carryforward is zero as of December 31, 2021. Additionally, the Advisor will provide us with a waiver of a portion of its fees generally equal to the amount of the performance participation allocation that would have been payable with respect to the Class E shares and the Series 1 Class E OP Units held by third parties until the NAV of such shares or units exceeds $10.00 a share or unit, the benefit of which will be shared among all holders of Fund Interests. As of December 31, 2021, all of the Class E OP Units issued and outstanding to third-party investors are Series 1 Class E OP Units. Refer to “Note 12” for detail regarding the Class E OP Units.

On January 1, 2019, we, our Operating Partnership, and the Advisor amended the advisory agreement and limited partnership agreement of the Operating Partnership. The Operating Partnership also issued to Black Creek Diversified Property Advisors Group LLC (“BCDPAG”), for $1,000 in consideration, 100 partnership units in the Operating Partnership constituting a separate series of partnership interests with special distribution rights, or the “Special Units.” On July 1, 2021, these Special Units were transferred from BCDPAG to our New Advisor.

These agreements were amended, and the Special Units were issued, so that, at the election of the holder, the performance participation allocation previously payable to the Advisor may be paid instead to the holder of the Special Units as a performance participation allocation with respect to the Special Units. If the holder does not elect on or before the first day of a calendar year to have the performance participation allocation paid as a fee to the Advisor, then it will be paid as a distribution on the performance participation interest to the holder of the Special Units. In such case, the performance participation allocation will be payable in cash or Class I OP Units, at the election of the holder. If the holder elects to receive such distributions in Class I OP Units, the number of Class I OP Units to be issued to the holder will be determined by dividing an amount equal to the value of the performance participation allocation by the net asset value per Class I OP Unit as of the date of the distribution. The holder of the Special Units may request the Operating Partnership to repurchase such OP Units from the holder at a later date. Any such repurchase requests will not be subject to any holding period, early redemption deduction, volume limitations or other restrictions that apply to other holders of OP Units under the limited partnership agreement of the Operating Partnership Agreement or to our stockholders under our share redemption program. In the event the performance participation allocation is paid in cash to the holder of the Special Units as an allocation and distribution in its capacity as holder of the Special Units, such amount will not be deductible by the Operating Partnership although it will reduce the cash available for distribution to holders of common OP Units and we believe that taxable income allocated to the holder of the Special Units should reduce the amount of taxable income allocable to the holders of common OP Units for the taxable period of the allocation. In addition, in the event the Operating Partnership commences a liquidation of its assets during any calendar year, the holder of the Special Units will be distributed the performance participation allocation as its liquidation distribution, or the Advisor will receive payment of the performance participation allocation, as applicable, prior to the distribution of the remaining liquidation proceeds to the holders of OP Units.

The Special Units do not receive Operating Partnership distributions or allocations except as described above. Holders of Special Units do not share in distributions paid to holders of common OP Units and are not allocated income or losses of the Operating Partnership except to the extent of taxable income allocated to them in their capacity as holders of the Special Units.

Subject to certain limitations, we reimburse the Advisor or its affiliates for all of the costs they incur in connection with the services they provide to us under the Advisory Agreement, including, without limitation, our allocable share of the Advisor’s overhead, which includes but is not limited to the Advisor’s rent paid to both third parties and affiliates of the Advisor, utilities and personnel costs; provided, that we will not reimburse the Advisor or its affiliates for services for which the Advisor or its affiliates are entitled to compensation in the form of a separate fee, and commencing as of September 1, 2017, we will not reimburse the Advisor for compensation it pays to our named executive officers, unless the named executive officer is providing stockholder services.

Acquisition Expense Reimbursements. Pursuant to the Advisory Agreement, subject to certain limitations, we agreed to reimburse the Advisor for all acquisition expenses incurred on our behalf in connection with the selection and acquisition of properties, real estate-related assets, and other investments, whether or not such investments are acquired. As these expense reimbursements were not directly attributable to a specified property, they were expensed as incurred on the consolidated statements of operations.

Fees from Other Services. We retain certain of the Advisor’s affiliates, from time to time, for services relating to our investments or our operations, which may include property management services, leasing services, corporate services, statutory services, transaction support services, construction and development management, and loan management and servicing, and within one or more such categories, providing services in respect of asset and/or investment administration, accounting, technology, tax preparation, finance, treasury, operational coordination, risk management, insurance placement, human resources, legal and compliance, valuation and reporting-related services, as well as services related to mortgage servicing, group purchasing, healthcare, consulting/brokerage, capital markets/credit origination, property, title and/or other types of insurance, management consulting and other similar operational matters. Any fees paid to the Advisor’s affiliates for any such services will not reduce the advisory fees. Per the terms of the agreement, any such arrangements will be at market rates or a reimbursement of costs incurred by the affiliate in providing the services.

DST Program

DST Program Dealer Manager Fees. In connection with the DST Program, as described in “Note 7,” Ares Diversified Real Estate Exchange LLC (“ADREX,” formerly known as Black Creek Exchange LLC), a wholly-owned subsidiary of our taxable REIT subsidiary that is wholly-owned by the Operating Partnership, entered into a dealer manager agreement with the Dealer Manager, pursuant to which the Dealer Manager agreed to conduct the private placements for interests reflecting an indirect ownership of up to $1.0 billion of interests. The Advisor, Dealer Manager and certain of their affiliates receive fees and reimbursements in connection with their roles in the DST Program, which costs are substantially funded by the private investors in that program, through fees and expenses paid by the investors at the time of investment, or deductions from distributions paid to such investors.

ADREX will pay certain up-front fees and reimburse certain related expenses to the Dealer Manager with respect to capital raised through the DST Program. ADREX is obligated to pay the Dealer Manager a dealer manager fee of up to 1.5% of gross equity proceeds raised and a commission of up to 5.0% of gross equity proceeds raised through the private placements. In addition, with respect to certain classes of interests (or the corresponding classes of OP Units or shares for which they may be exchanged in certain circumstances) we, the Operating Partnership or ADREX will pay the Dealer Manager ongoing fees in amounts up to 0.85% of the equity investment or net asset value thereof per year. The Dealer Manager may re-allow such commissions, ongoing fees and a portion of such dealer manager fees to participating broker dealers. In addition, pursuant to the dealer manager agreement for the DST Program, we, or our subsidiaries, are obligated to reimburse the Dealer Manager for (a) customary travel, lodging, meals and reasonable entertainment expenses incurred in connection with the private placements; (b) costs and expenses of conducting educational conferences and seminars, attending broker-dealer sponsored conferences, or educational conferences sponsored by ADREX; (c) customary promotional items; and (d) legal fees of the Dealer Manager.

Pursuant to the Advisory Agreement, DST Properties are included when calculating the fixed and performance participation allocation due to the Advisor. Furthermore, because the Advisor funds certain Dealer Manager personnel costs that are not reimbursed under the DST

Program dealer manager agreement, we have also agreed to pay the Advisor a fee equal to the fee paid by DST Program investors for these costs, which is up to 1.5% of the total equity amount paid for the interests.

DST Manager Fees. ADREX Manager LLC (formerly known as BC Exchange Manager LLC, the “DST Manager”), a wholly owned subsidiary of the Operating Partnership, acts, directly or through a wholly-owned subsidiary, as the manager of each Delaware statutory trust holding a DST Property, but has assigned all of its rights and obligations as manager (including fees and reimbursements received) to BC Exchange Advisor LLC (“DST Advisor”), an affiliate of the Advisor. While the intention is to sell 100% of the interests to third parties, ADREX may hold an interest for a period of time and therefore could be subject to the following description of fees and reimbursements paid to the DST Manager. The DST Manager will have primary responsibility for performing administrative actions in connection with the trust and any DST Property and has the sole power to determine when it is appropriate for a trust to sell a DST Property. For its services, DST Advisor will receive, through the DST Manager, (i) a management fee equal to a stated percentage (e.g., 1.0%) of the gross rents payable to the trust, with such amount to be set on a deal-by-deal basis, (ii) a loan fee of up to 1.0% for any financing provided by us in connection with the DST Program (in which case a subsidiary of ours would provide the debt financing and earn interest thereon, as discussed further below), (iii) reimbursement of certain expenses associated with the establishment, maintenance and operation of the trust and DST Properties and the sale of any DST Property to a third party, and (iv) up to 1.0% of the gross equity proceeds as compensation for developing and maintaining the DST Program technology and intellectual property. Furthermore, to the extent that the Operating Partnership exercises its fair market value purchase option to acquire the interests from the investors at a later time in exchange for OP Units, and such investors subsequently submit such OP Units for redemption pursuant to the terms of the Operating Partnership, a redemption fee of up to 1.0% of the amount otherwise payable to a limited partner upon redemption will be paid to DST Manager (or such other amount as may be set forth in the applicable DST Program offering documents).

In connection with the DST Program, ADREX maintains a loan program and may, upon request, provide DST Program Loans to certain purchasers of the interests in the Delaware statutory trusts (the “DST Interests”) to finance a portion of the purchase price payable upon their acquisition of such DST Interests (the “Purchase Price”). The DST Program Loans are made by a subsidiary of ours (the “DST Lender”). The DST Program Loans may differ in original principal amounts. The original principal amount of the DST Program Loans expressed as a percentage of the total Purchase Price for the applicable DST Interests may also vary, but no DST Program Loan to any purchaser will exceed 50% of the Purchase Price paid by such purchaser for its DST Interest in the Trust, excluding the amount of the Origination Fee, as hereinafter defined. Each purchaser that elects to obtain a DST Program Loan, will pay an origination fee to the DST Manager equal to up to 1.0% of the original principal amount of its DST Program Loan (the “Origination Fee”) upon origination of such DST Program Loan, which Origination Fee will be assigned by the DST Manager to an affiliate of the Advisor. The purchaser will be required to represent, among other things, that no portion of the Purchase Price for its DST Interest and no fee paid in connection with the acquisition of its DST Interest (including, without limitation, the Origination Fee) has been or will be funded with any nonrecourse indebtedness other than the DST Program Loan.

Summary of Fees and Expenses

The table below summarizes the fees and expenses incurred by us for services provided by the Advisor and its affiliates, and by the Dealer Manager related to the services described above, and any related amounts payable:

	For the Year Ended December 31,			Payable as of December 31,
(in thousands)	2021	2020	2019	2021	2020
Selling commissions and dealer manager fees (1)	$2,977	$1,498	$2,094	$—	$—
Ongoing distribution fees (1)(2)	2,974	2,024	1,387	394	188
Advisory fees - fixed component	21,433	17,211	13,637	2,094	1,547
Performance participation allocation	15,327	4,608	3,776	15,327	4,608
Other expense reimbursements— Advisor (3)(4)	11,070	10,002	10,601	1,443	2,112
Other expense reimbursements—Dealer Manager	376	516	1,408	—	—
DST Program selling commissions, dealer manager and distribution fees (1)	9,871	4,097	3,119	219	—
Other DST Program related costs—Advisor (3)	6,229	4,085	2,988	87	—
Total	$70,257	$44,041	$39,010	$19,564	$8,455

(5)	All or a portion of these amounts will be retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers.
(6)	The distribution fees are payable monthly in arrears. Additionally, we accrue for future estimated amounts payable related to ongoing distribution fees. The future estimated amounts payable of approximately $34.1 million and $15.5 million as of December 31, 2021 and 2020, respectively, are included in other liabilities on the consolidated balance sheets.
(7)	Includes costs reimbursed to the Advisor related to the DST Program.
(8)	Other expense reimbursements include certain expenses incurred for organization and offering, acquisition and general administrative services provided to us under the advisory agreement, including, but not limited to, certain expenses described after this footnote, allocated rent paid to both third parties and affiliates of our Advisor, equipment, utilities, insurance, travel and entertainment.

Certain of the expense reimbursements described in the table above include a portion of the compensation expenses of officers and employees of the Advisor or its affiliates related to activities for which the Advisor did not otherwise receive a separate fee. Amounts incurred related to these compensation expenses for the years ended December 31, 2021, 2020 and 2019, were approximately $9.8 million, $8.0 million and $8.5 million, respectively. No reimbursement is made for compensation of our named executive officers unless the named executive officer is providing stockholder services, as outlined in the Advisory Agreement.

Completion of the Transaction with Ares

On July 1, 2021, Ares Management Corporation (“Ares”) closed on the acquisition of Black Creek Group’s U.S. real estate investment advisory and distribution business, including Black Creek Diversified Property Advisors LLC, the Company’s Former Advisor (the “Transaction”). On the same date, the Company’s Former Advisor assigned the advisory agreement to the Company’s New Advisor. Ares did not acquire the Former Sponsor, and the Company now considers the Ares real estate group to be the Company’s sponsor.

Ares intends to continue to operate the business of Black Creek Group consistent with past practice. The principals of Black Creek Group, the rest of the management team and the Company’s current officers are expected to continue to serve in their roles with respect to the Company for the foreseeable future, although a member of Ares’ personnel has joined the Company’s board of directors and members of Ares’ personnel have joined the Advisor’s investment committee.

Advisory Agreement

On July 1, 2021, in connection with the Transaction, the Company and the Operating Partnership entered into the Second Amended and Restated Advisory Agreement (2021) (the “Advisory Agreement”) with the New Advisor. The Advisory Agreement amends and restates the Second Amended and Restated Advisory Agreement (2021) (the “Prior Advisory Agreement”) to, among other things, reflect the assignment of the Advisor’s rights and obligations under the Prior Advisory Agreement to the New Advisor. The term of the Advisory Agreement ends on April 30, 2022, subject to renewals by mutual consent of the parties for an unlimited number of successive one-year periods. The terms of the Advisory Agreement are otherwise substantially the same as the terms of the Prior Advisory Agreement.

On December 1, 2021, we replaced our then-current advisory agreement by entering into a Third Amended and Restated Advisory Agreement (2021) with the Advisor. Other than updating our name and that of our Operating Partnership, this agreement is substantially the same as the prior version.

Limited Partnership Agreement

On July 1, 2021, in connection with the Transaction, the Company, on behalf of itself as general partner and on behalf of the limited partners thereto other than the special limited partner, entered into the Tenth Amended and Restated Limited Partnership Agreement of the Operating Partnership (the “Tenth AR Limited Partnership Agreement”). The Tenth AR Limited Partnership Agreement amended and restated the Ninth Amended and Restated Limited Partnership Agreement of the Operating Partnership, dated as of December 20, 2019, as amended by Amendment No. 1 dated as of December 8, 2020 (the “Prior Limited Partnership Agreement”) in order to reflect the assignment and transfer of all of the special partnership units to the New Advisor. The terms of the Tenth AR Limited Partnership Agreement were otherwise substantially the same as the terms of the Prior Limited Partnership Agreement.

On December 1, 2021, the Company replaced the then-current limited partnership agreement of the Operating Partnership by entering into an Eleventh Amended and Restated Limited Partnership Agreement. The amended agreement clarifies that restrictions with respect to the Advisor’s ability to request that the Operating Partnership repurchase OP Units allocated to the Advisor as a performance allocation from any prior calendar year do not apply any OP Units awarded in the then-current year for the prior year’s performance, if any. Other than that clarification and updating our name, that of our Operating Partnership and that of our Advisor, this agreement is substantially the same as the prior version.

Transactions with Affiliates

We initially contributed $2,000 into the Operating Partnership in exchange for 200 OP Units, representing the sole general partner interest in the Operating Partnership. Subsequently, we contributed 100% of the gross proceeds received from our public offerings of common stock to the Operating Partnership in exchange for OP Units representing our interest as a limited partner of the Operating Partnership. As of December 31, 2021 and 2020, we held a 85.7% and 91.4%, respectively, limited partnership interest in the Operating Partnership. The remaining limited partnership interests in the Operating Partnership are held by third-party investors, which are classified as noncontrolling interests on the consolidated balance sheets. See “Note 12” for detail regarding our noncontrolling interests.

14. NET INCOME (LOSS) PER COMMON SHARE

The computation of our basic and diluted net income (loss) per share attributable to common stockholders is as follows:

	For the Year Ended December 31,
(in thousands, except per share data)	2021	2020	2019
Net income (loss) attributable to common stockholders—basic	$30,754	$(14,914)	$142,551
Net income (loss) attributable to redeemable OP Units	221	(54)	—
Net income (loss) attributable to OP Units	3,565	(1,091)	10,726
Net income (loss) attributable to common stockholders—diluted	$34,540	$(16,059)	$153,277
Weighted-average shares outstanding—basic	154,767	142,268	136,925
Incremental weighted-average shares effect of conversion of OP Units	19,563	11,784	10,391
Weighted-average shares outstanding—diluted	174,330	154,052	147,316
Net income (loss) per share attributable to common stockholders:
Basic	$0.20	$(0.10)	$1.04
Diluted	$0.20	$(0.10)	$1.04

15. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information and disclosure of non-cash investing and financing activities is as follows:

	For the Year Ended December 31,
(in thousands)	2021	2020	2019
Cash paid for interest	$55,069	$46,417	$39,515
Distributions reinvested in common stock	23,197	21,278	20,595
Change in accrued future ongoing distribution fees	18,576	1,019	6,540
Repayment of property-level loans upon disposition of real estate property	—	—	98,600
Increase in DST Program Loans receivable through DST Program capital raising	25,978	26,486	18,744
Redeemable noncontrolling interest issued as settlement of performance participation allocation	4,608	3,776	—
Mortgage notes assumed on real estate acquisitions at fair value	125,887	13,472	—
Issuances of OP Units for DST Interests	115,653	28,266	—

Restricted Cash

Restricted cash consists of lender and property-related escrow accounts. The following table presents the components of the beginning of period and end of period cash, cash equivalents and restricted cash reported within the consolidated statements of cash flows:

	For the Year Ended December 31,
(in thousands)	2021	2020	2019
Beginning of period:
Cash and cash equivalents	$11,266	$97,772	$10,008
Restricted cash	10,468	10,010	7,030
Cash, cash equivalents and restricted cash	$21,734	$107,782	$17,038
End of period:
Cash and cash equivalents	$10,605	$11,266	$97,772
Restricted cash	3,747	10,468	10,010
Cash, cash equivalents and restricted cash	$14,352	$21,734	$107,782

16. SIGNIFICANT RISKS AND UNCERTAINTIES

Significant Risks and Uncertainties

One of the most significant risks and uncertainties is the adverse effect of the current novel coronavirus (COVID-19) pandemic. We are closely monitoring the impact of the COVID-19 pandemic on all aspects of our business, including how it will impact our customers and business partners. During the years ended December 31, 2021 and 2020, the COVID-19 pandemic has not had a material effect on our consolidated financial statements. While we are unable to predict the impact that the COVID-19 pandemic in the United States will have on our future financial condition, results of operations and cash flows, there have not been any indications of material future economic disruptions to us related to the COVID-19 pandemic. The extent to which the COVID-19 pandemic impacts our operations and those of our customers will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the severity and duration of the pandemic, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures, among others.

17. COMMITMENTS AND CONTINGENCIES

Litigation

We and the Operating Partnership are not presently involved in any material litigation nor, to our knowledge, is any material litigation threatened against us or our investments.

Environmental Matters

A majority of the properties we acquire are subject to environmental reviews either by us or the previous owners. In addition, we may incur environmental remediation costs associated with certain land parcels we may acquire in connection with the development of the land. We have acquired certain properties in urban and industrial areas that may have been leased to or previously owned by commercial and industrial companies that discharged hazardous materials. We may purchase various environmental insurance policies to mitigate our exposure to environmental liabilities. We are not aware of any environmental liabilities that we believe would have a material adverse effect on our business, financial condition, or results of operations as of December 31, 2021.

18. SEGMENT FINANCIAL INFORMATION

Our four reportable segments are office, retail, residential and industrial. Factors used to determine our reportable segments include the physical and economic characteristics of our properties and the related operating activities. Our chief operating decision makers rely on net operating income, among other factors, to make decisions about allocating resources and assessing segment performance. Net operating income is the key performance metric that captures the unique operating characteristics of each segment. Items that are not directly assignable to a segment, such as certain corporate items, are not allocated but reflected as reconciling items.

The following table reflects our total consolidated assets by segment as of December 31, 2021 and 2020:

	As of
(in thousands)	December 31, 2021(1)	December 31, 2020
Assets:
Office properties	$335,811	$487,193
Retail properties	639,584	685,116
Residential properties	837,491	365,195
Industrial properties	826,353	464,391
Corporate	351,732	109,665
Total assets	$2,990,971	$2,111,560

(1)	As of December 31, 2021, amounts held for sale are included in the corporate grouping. Refer to “Note 4” for further detail.

The following table sets forth consolidated financial results by segment for the years ended December 31, 2021, 2020 and 2019:

(in thousands)	Office	Retail	Residential	Industrial	Consolidated
2021
Rental revenues	$64,290	$72,102	$31,023	$41,761	$209,176
Rental expenses	(28,280)	(18,693)	(13,387)	(9,413)	(69,773)
Net operating income	$36,010	$53,409	$17,636	$32,348	$139,403
Real estate-related depreciation and amortization	$19,875	$19,485	$11,062	$23,993	$74,415
2020
Rental revenues	$69,110	$71,244	$20,424	$23,467	$184,245
Rental expenses	(30,355)	(17,568)	(9,448)	(5,007)	(62,378)
Net operating income	$38,755	$53,676	$10,976	$18,460	$121,867
Real estate-related depreciation and amortization	$21,130	$19,795	$9,762	$12,236	$62,923
2019
Rental revenues	$93,826	$70,462	$6,418	$13,735	$184,441
Rental expenses	(37,905)	(17,357)	(2,864)	(2,934)	(61,060)

Net operating income	$55,921	$53,105	$3,554	$10,801	$123,381
Real estate-related depreciation and amortization	$26,194	$20,317	$4,028	$6,803	$57,342

We consider net operating income to be an appropriate supplemental performance measure and believe net operating income provides useful information to our investors regarding our financial condition and results of operations because net operating income reflects the operating performance of our properties and excludes certain items that are not considered to be controllable in connection with the management of the properties, such as real estate-related depreciation and amortization, general and administrative expenses, advisory fees, impairment charges, interest expense, gains on sale of properties, other income and expense, gains and losses on the extinguishment of debt and noncontrolling interests. However, net operating income should not be viewed as an alternative measure of our financial performance since it excludes such items, which could materially impact our results of operations. Further, our net operating income may not be comparable to that of other real estate companies, as they may use different methodologies for calculating net operating income. Therefore, we believe net income, as defined by GAAP, to be the most appropriate measure to evaluate our overall financial performance.

The following table is a reconciliation of our reported net income (loss) attributable to common stockholders to our net operating income for the years ended December 31, 2021, 2020 and 2019.

	For the Year Ended December 31,
(in thousands)	2021	2020	2019
Net income (loss) attributable to common stockholders	$30,754	$(14,914)	$142,551
Debt-related income	(9,174)	(2,347)	(227)
Real estate-related depreciation and amortization	74,415	62,923	57,342
General and administrative expenses	8,797	7,548	7,894
Advisory fees, related party	21,433	17,211	13,637
Performance participation allocation	15,327	4,608	3,776
Acquisition costs and reimbursements	2,636	1,108	1,091
Litigation expense	—	2,500	—
Impairment of real estate property	758	—	113
Equity in income from unconsolidated joint venture partnerships	(114)	—	—
Other income	(1,852)	(1,037)	(153)
Interest expense	70,494	58,747	48,170
Gain on sale of real estate property	(77,857)	(13,335)	(160,537)
Gain on extinguishment of debt and financing commitments, net	—	—	(1,002)
Net income (loss) attributable to redeemable noncontrolling interests	221	(54)	—
Net income (loss) attributable to noncontrolling interests	3,565	(1,091)	10,726
Net operating income	$139,403	$121,867	$123,381

1

19. SUBSEQUENT EVENTS

Acquisition of Properties

Subsequent to December 31, 2021, we acquired (excluding properties related to our DST Program), seven industrial properties and one residential property for a combined contractual purchase price of approximately $369.5 million.

Disposition of Properties

Subsequent to December 31, 2021, we sold one retail property (Bandera Road) and one office property (1st Avenue), both of which were classified as held for sale as of December 31, 2021, to unrelated third parties for a combined contractual sale price of $150.0 million. Our accounting basis (net of accumulated depreciation and amortization) for these real estate properties as of the closing dates was approximately $101.0 million.

ARES REAL ESTATE INCOME TRUST INC.

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

As of December 31, 2021

				Initial Cost to Company				Gross Amount Carried at December 31, 2021
							Cost
							Capitalized or
					Buildings and		Adjustments		Buildings and		Accumulated
		No. of			Improvements		Subsequent to		Improvements	Total Costs	Depreciation		Depreciable Life
($ in thousands)	Location	Buildings	Debt (1)	Land	(2)	Total Costs	Acquisition (4)	Land	(2)	(3, 4)	(4, 5)	Acquisition Date	(Years)
Office properties:
Bala Pointe	Bala Cynwyd, PA	1	$—	$10,115	$27,516	$37,631	$14,536	$10,115	$42,052	$52,167	$(23,527)	8/28/2006	1-40
1300 Connecticut	Washington, DC	1	—	25,177	41,250	66,427	10,694	25,177	51,944	77,121	(30,170)	3/10/2009	2-40
CityView	Austin, TX	4	—	4,606	65,250	69,856	8,343	4,606	73,593	78,199	(22,291)	4/24/2015	1-40
Eden Prairie	Eden Prairie, MN	1	—	3,538	25,865	29,403	125	3,538	25,990	29,528	(12,446)	10/3/2008	5-40
Preston Sherry Plaza	Dallas, TX	1	—	7,500	22,303	29,803	13,722	7,500	36,025	43,525	(18,101)	12/16/2009	1-40
3 Second Street	Jersey City, NJ	1	127,000	16,800	193,742	210,542	43,556	16,800	237,298	254,098	(112,117)	6/25/2010	3-40
Total office properties		9	$127,000	$67,736	$375,926	$443,662	$90,976	$67,736	$466,902	$534,638	$(218,652)

Retail properties:
Beaver Creek	Apex, NC	1	$—	$12,426	$31,375	$43,801	$(457)	$9,955	$33,389	$43,344	$(14,052)	5/11/2007	1-40
Kingston	Kingston, MA	1	—	8,580	12,494	21,074	5,830	8,580	18,324	26,904	(7,390)	8/1/2007	1-40
Orleans	Orleans, MA	1	—	8,780	23,683	32,463	1,009	8,780	24,692	33,472	(10,903)	8/1/2007	1-40
Sandwich	Sandwich, MA	1	—	7,380	25,778	33,158	787	7,380	26,565	33,945	(11,654)	8/1/2007	1-40
Wareham	Wareham, MA	1	—	12,972	27,030	40,002	3,796	12,972	30,826	43,798	(14,258)	8/1/2007	1-40
Abington	Abington, MA	1	—	14,396	594	14,990	—	14,396	594	14,990	(594)	8/1/2007	-
Hyannis	Hyannis, MA	1	—	10,405	917	11,322	—	10,405	917	11,322	(718)	8/1/2007	18-68
Meriden	Meriden, CT	1	—	6,560	22,014	28,574	(1)	6,560	22,013	28,573	(9,834)	8/1/2007	13-43
Weymouth	Weymouth, MA	1	—	5,170	19,396	24,566	(12)	4,913	19,641	24,554	(8,414)	8/1/2007	4-40
Whitman 475 Bedford Street	Whitman, MA	1	—	3,610	11,682	15,292	—	3,610	11,682	15,292	(5,341)	8/1/2007	16-56
New Bedford	New Bedford, MA	1	5,072	3,790	11,152	14,942	—	3,790	11,152	14,942	(4,720)	10/18/2007	22-40
Norwell	Norwell, MA	1	738	5,850	14,547	20,397	—	5,850	14,547	20,397	(6,588)	10/18/2007	15-65
270 Center	Washington, DC	1	70,000	19,779	42,515	62,294	4,930	19,781	47,443	67,224	(20,110)	4/6/2009	1-40
Springdale	Springfield, MA	1	—	11,866	723	12,589	8	11,866	731	12,597	(670)	2/18/2011	6-62
Saugus	Saugus, MA	1	—	3,783	9,713	13,496	367	3,783	10,080	13,863	(5,415)	3/17/2011	3-40
Salt Pond	Narragansett, RI	2	—	8,759	40,233	48,992	1,725	8,759	41,958	50,717	(11,981)	11/4/2014	1-40
South Cape	Mashpee, MA	6	—	9,936	27,552	37,488	5,093	10,307	32,274	42,581	(8,230)	3/18/2015	1-40
Shenandoah	Davie, FL	3	—	10,501	27,397	37,898	292	10,501	27,689	38,190	(6,998)	8/6/2015	1-40
Chester Springs	Chester, NJ	4	—	7,376	51,155	58,531	7,296	7,376	58,451	65,827	(14,393)	10/8/2015	1-40
Yale Village	Tulsa, OK	4	—	3,492	30,655	34,147	1,738	3,492	32,393	35,885	(7,179)	12/9/2015	3-40
Suniland Shopping Center	Pinecrest, FL	4	—	34,804	33,902	68,706	1,416	34,804	35,318	70,122	(8,817)	5/27/2016	1-40
Village at Lee Branch	Birmingham, AL	2	—	10,476	32,461	42,937	1,228	10,476	33,689	44,165	(3,848)	1/29/2020	1-40
Barrow Crossing	Bethlehem, GA	5	—	6,107	50,208	56,315	82	6,107	50,290	56,397	(1,912)	6/22/2021	1-40
Total retail properties		45	$75,810	$226,798	$547,176	$773,974	$35,127	$224,443	$584,658	$809,101	$(184,019)

				Initial Cost to Company				Gross Amount Carried at December 31, 2021
							Cost
							Capitalized or
					Buildings and		Adjustments		Buildings and		Accumulated
		No. of			Improvements		Subsequent to		Improvements	Total Costs	Depreciation		Depreciable Life
($ in thousands)	Location	Buildings	Debt (1)	Land	(2)	Total Costs	Acquisition (4)	Land	(2)	(3, 4)	(4, 5)	Acquisition Date	(Years)
Residential properties:
The Daley	Rockville, MD	4	$62,000	$15,139	$80,500	$95,639	$345	$15,139	$80,845	$95,984	$(7,353)	7/2/2019	1-40
Juno Winter Park	Winter Park, FL	1	—	9,129	75,420	84,549	251	9,129	75,671	84,800	(5,888)	7/9/2019	1-40
Perimeter	Sandy Springs, GA	1	—	17,407	99,763	117,170	376	17,407	100,139	117,546	(7,298)	12/19/2019	1-40
The Palms	Davie, FL	15	—	18,737	60,475	79,212	1,629	18,737	62,104	80,841	(3,278)	11/3/2020	1-40
oLiv Tucson	Tucson, AZ	1	80,600	—	128,659	128,659	6	—	128,665	128,665	(896)	10/20/2021	1-40
Arabelle Clearwater	Clearwater, FL	10	—	11,633	104,719	116,352	—	11,633	104,719	116,352	(321)	11/30/2021	1-40
Arabelle Riverwalk	Tampa Bay, FL	1	117,063	20,005	214,045	234,050	—	20,005	214,045	234,050	—	12/28/2021	1-40
Total residential properties		33	$259,663	$92,050	$763,581	$855,631	$2,607	$92,050	$766,188	$858,238	$(25,034)

Industrial properties:
Vasco Road	Livermore, CA	1	$17,435	$4,880	$12,019	$16,899	$(60)	$4,880	$11,959	$16,839	$(2,783)	7/21/2017	3-40
Northgate	North Las Vegas, NV	1	22,605	3,940	20,715	24,655	16	3,943	20,728	24,671	(3,506)	7/26/2017	10-40
Stafford Grove	Stafford, TX	3	—	8,540	28,879	37,419	1,697	8,586	30,530	39,116	(5,036)	4/9/2018	4-40
Kaiser Business Center	Folcroft, PA	2	—	6,140	12,730	18,870	235	6,140	12,965	19,105	(2,752)	12/10/2018	2-40
Tri-County DC	Schertz, TX	1	16,819	2,346	18,400	20,746	907	2,346	19,307	21,653	(2,780)	2/13/2019	1-40
Florence Logistics Center	Florence, KY	1	14,358	1,791	16,968	18,759	—	1,791	16,968	18,759	(2,001)	5/14/2019	1-40
World Connect Logistics Center	Indianapolis, IN	1	32,386	4,983	39,172	44,155	—	4,983	39,172	44,155	(3,762)	9/27/2019	1-40
Tri-County DC II A	Schertz, TX	1	9,004	1,280	8,562	9,842	89	1,280	8,651	9,931	(1,135)	10/1/2019	1-40
Aurora DC	Aurora, IL	1	—	1,681	6,887	8,568	887	1,681	7,774	9,455	(1,346)	12/13/2019	1-40
Railhead DC	Dallas/Fort Worth, TX	1	8,694	2,102	17,475	19,577	25	2,102	17,500	19,602	(1,470)	2/4/2020	6-40
Tri-County DC II B	Schertz, TX	1	2,393	455	2,429	2,884	48	455	2,477	2,932	(244)	2/14/2020	4-40
Sterling IC	Washington, DC	1	—	1,976	3,369	5,345	(18)	1,976	3,351	5,327	(277)	3/25/2020	6-40
Clayton Commerce Center	Atlanta, GA	1	—	7,403	51,886	59,289	5,415	7,403	57,301	64,704	(4,403)	6/26/2020	7-40
Bay Area Commerce Center	East Bay, CA	1	—	10,135	38,672	48,807	1,254	10,135	39,926	50,061	(1,902)	8/27/2020	9-40
Air Tech DC	Louisville, KY	2	3,387	615	18,471	19,086	156	615	18,627	19,242	(1,136)	10/16/2020	1-40
East Columbia IC	Portland, OR	2	—	3,352	11,726	15,078	54	3,352	11,780	15,132	(947)	12/2/2020	3-20
Plainfield LC	Indianapolis, IN	1	—	2,514	17,260	19,774	17	2,514	17,277	19,791	(668)	12/16/2020	7-40
395 LC	Reno, NV	1	—	6,752	61,784	68,536	134	6,752	61,918	68,670	(2,721)	12/21/2020	5-40
Radar Distribution Center	Northampton, PA	1	—	7,167	42,373	49,540	631	7,167	43,004	50,171	(836)	3/31/2021	7-40
Intermountain Space Center	Salt Lake City, UT	1	—	14,786	48,645	63,431	322	14,786	48,967	63,753	(1,726)	6/30/2021	3-20
Airway Industrial Park	San Diego, CA	1	—	5,740	18,616	24,356	719	5,740	19,335	25,075	(198)	7/9/2021	1-40
Greenwood Business Center	Greenwood, IN	1	—	858	16,251	17,109	(30)	858	16,221	17,079	(338)	8/2/2021	5-40
25 Linden Industrial Center	Jersey City, NJ	1	—	7,764	9,576	17,340	—	7,764	9,576	17,340	(358)	8/31/2021	2-20
Little Orchard Business Park	San Jose, CA	4	—	51,265	48,147	99,412	99	51,265	48,246	99,511	(1,454)	9/8/2021	1-20
Tustin Business Center	Tustin, CA	2	—	22,734	12,233	34,967	35	22,734	12,268	35,002	(226)	9/22/2021	8-20
Campus Drive IC	Burlington, NJ	1	—	2,364	4,288	6,652	33	2,364	4,321	6,685	(68)	10/7/2021	10-20
Long Island Logistics Center	Islandia, NY	1	—	4,927	16,198	21,125	90	4,927	16,288	21,215	(61)	12/9/2021	9-20
Phoenix IC	Phoenix, AZ	1	—	4,709	12,895	17,604	—	4,709	12,895	17,604	(83)	12/13/2021	1-20
Tempe IC	Tempe, AZ	1	—	3,628	24,857	28,485	—	3,628	24,857	28,485	(85)	12/13/2021	2-20
Las Vegas IC	Las Vegas, NV	2	—	2,623	6,186	8,809	—	2,623	6,186	8,809	(18)	12/13/2021	4-30
Total industrial properties		40	$127,081	$199,450	$647,669	$847,119	$12,755	$199,499	$660,375	$859,874	$(44,320)
Grand total		127	$589,554	$586,034	$2,334,352	$2,920,386	$141,465	$583,728	$2,478,123	$3,061,851	$(472,025)

(1)	These properties are encumbered by mortgage notes. Amounts reflects principal amount outstanding as of December 31, 2021. See “Note 6 to the Consolidated Financial Statements” in Item 8, “Financial Statements and Supplementary Data” for more detail regarding our borrowings.
(2)	Includes gross intangible lease assets.
(3)	As of December 31, 2021, the aggregate cost for U.S. federal income tax purposes of investments in property was approximately $1.4 billion (unaudited).
(4)	Amount is presented net of impairments and other write-offs of tenant-related assets that were recorded at acquisition as part of our purchase price accounting. Such write-offs are the result of lease expirations and terminations.
(5)	Includes intangible lease asset amortization.

The following table summarizes investment in real estate properties and accumulated depreciation and amortization activity for the periods presented below:

	For the Year Ended December 31,
	2021	2020	2019
Investments in real estate properties:
Balance at the beginning of period	$2,455,678	$2,057,350	$2,008,733
Acquisitions of properties	924,206	380,525	399,428
Improvements	38,295	40,595	44,103
Property dispositions or held for sale assets	(355,570)	(22,792)	(394,711)
Impairment of real estate	(758)	—	(113)
Write-offs of intangibles and customer leasing costs	—	—	(90)
Balance at the end of period	$3,061,851	$2,455,678	$2,057,350
Accumulated depreciation and amortization:
Balance at the beginning of period	$501,105	$444,718	$501,621
Real estate depreciation and amortization expense	74,415	62,923	57,342
Above-market lease assets amortization expenses	469	357	792
Right of use asset amortization expense	53	—	—
Property dispositions or held for sale assets	(104,017)	(6,893)	(114,948)
Write-offs of intangibles and customer leasing costs	—	—	(89)
Balance at the end of period	$472,025	$501,105	$444,718